EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER Dated as of January 31, 2016 by and among DOMINION RESOURCES, INC., DIAMOND BEEHIVE CORP. and QUESTAR CORPORATION

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AGREEMENT AND PLAN OF MERGER
This AGREEMENT AND PLAN OF MERGER, dated as of January 31, 2016 (this “Agreement”), is entered into by and among Dominion Resources, Inc., a Virginia corporation (“Parent”), Diamond Beehive Corp., a Utah corporation and a direct, wholly-owned Subsidiary of Parent (“Merger Sub”), and Questar Corporation, a Utah corporation (the “Company”). Defined terms used herein have the respective meanings set forth in Section 8.13.
W I T N E S S E T H
WHEREAS, the parties intend that, at the Effective Time, Merger Sub will, in accordance with the Utah Revised Business Corporation Act (the “URBCA”), merge with and into the Company, with the Company continuing as the surviving corporation (the “Merger”) on the terms and subject to the conditions set forth in this Agreement;
WHEREAS, the board of directors of the Company (the “Company Board”) has (a) determined that it is in the best interests of the Company and its shareholders for the Company to enter into this Agreement, (b) adopted the plan of merger set forth in this Agreement and approved the Company’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby (including the consummation of the Merger upon the terms and subject to the conditions set forth in this Agreement and in accordance with the relevant provisions of the URBCA) and (c) resolved to submit this Agreement to the Company’s shareholders and recommend that the Company’s shareholders approve this Agreement and the plan of merger set forth in this Agreement;
WHEREAS, the board of directors of Parent has (a) determined that it is in the best interests of Parent and its shareholders for Parent to enter into this Agreement and (b) approved Parent’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby (including the consummation of the Merger upon the terms and subject to the conditions set forth in this Agreement and in accordance with the relevant provisions of the URBCA);
WHEREAS, the board of directors of Merger Sub has (a) determined that it is in the best interests of Merger Sub and its sole shareholder for Merger Sub to enter into this Agreement, (b) adopted the plan of merger set forth in this Agreement and approved Merger Sub’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby (including the consummation of the Merger upon the terms and subject to the conditions set forth in this Agreement and in accordance with the relevant provisions of the URBCA) and (c) resolved to submit this Agreement to the Merger Sub’s sole shareholder and recommend that Parent, in its capacity as Merger Sub’s sole shareholder, approve this Agreement and the plan of merger set forth in this Agreement;
WHEREAS, Parent, in its capacity as the sole shareholder of Merger Sub, has approved this Agreement by written consent; and
WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.
NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.1    The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the URBCA, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall thereupon cease, and the Company shall be the surviving corporation in the Merger (the “Surviving Corporation”) and shall become, as a result of the Merger, a direct, wholly-owned subsidiary of Parent.

Section 1.2    Closing. The consummation of the Merger (the “Closing”) shall take place at the offices of Kirkland & Ellis LLP, 601 Lexington Avenue, New York, New York 10022 at 10:00 a.m. (local time) on the date that is two (2) Business Days following the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), or on such other date and at such other time or place as is agreed to in writing by the parties hereto. The date on which the Closing occurs is referred to herein as the “Closing Date.”

Section 1.3    Effective Time. Subject to the provisions of this Agreement, on the Closing Date, the Surviving Corporation shall file with the Utah Department of Commerce, Division of Corporations and Commercial Code (the “Division”) articles of merger (the “Articles of Merger”) executed in accordance with, and containing such information as is required by, Section 1105 of the URBCA and, on or after the Closing Date, shall make all other filings or recordings required under the URBCA to effectuate the Merger. The Merger shall become effective at such time as the Articles of Merger are duly filed with the Division or at such later time as is permissible under the URBCA and is specified in the Articles of Merger (the time the Merger becomes effective being hereinafter referred to as the “Effective Time”).

Section 1.4    Effects of the Merger. The Merger shall have the effects set forth in this Agreement, the Articles of Merger and the applicable provisions of the URBCA.

Section 1.5    Articles of Incorporation and Bylaws of the Surviving Corporation. At the Effective Time, the articles of incorporation and bylaws of the Company, in each case as amended to date and as in effect immediately prior to the Effective Time (the “Company Charter Documents”), shall be amended as of the Effective Time to be in the form of (except with respect to the name of the Company (which shall be “Dominion Questar Corporation”), any changes necessary so that they shall be in compliance with Section 5.8 and, to the extent not inconsistent with any of the foregoing, such other changes as Parent deems necessary or appropriate) the articles of incorporation and bylaws of Merger Sub as of the date hereof and as so amended shall be the articles of incorporation and bylaws of the Surviving Corporation until thereafter amended as provided therein or by applicable Law (and subject to Section 5.8).

Section 1.6    Directors and Officers of the Surviving Corporation.

(a)The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation immediately following the Effective Time, to serve until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of the Surviving Corporation.

(b)The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation immediately following the Effective Time, to serve until their respective successors are duly appointed and qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of the Surviving Corporation.

Section 1.7    Post-Merger Operations Parent hereby confirms that, subject to the occurrence of the Effective Time, it:

(a)intends to maintain Questar Gas Company’s corporate headquarters in Salt Lake City, Utah;

(b)intends to establish a new Western Region Operating Headquarters in Salt Lake City, Utah;

(c)will, shortly after the Effective Time, operate Questar Gas Company under the name “Dominion Questar Gas Company”;

(d)will make a good faith commitment to give the Company’s employees due and fair consideration for other employment and promotion opportunities within the larger Parent organization, both inside and outside of Utah, to the extent any Company employment positions are re-aligned, reduced or eliminated in the future as a result of the Transactions;

(e)intends that Parent’s board of directors will take all necessary action as soon as practical after the Effective Time to appoint a mutually agreeable current member of the Company Board as a director to serve on Parent’s board of directors;

(f)will take all necessary action so that, if at any time following the Effective Time, either Questar Pipeline Company or a material portion of its assets is contributed to Dominion Midstream Partners, Parent shall cause a mutually agreeable current member of the Company Board to be appointed as a director to serve on DMPGP’s board of directors;

(g)intends to increase the Company’s historic level of corporate contributions to charities identified by local leadership that are within Questar Gas Company’s current regulated retail operating areas by $1,000,000.00 per year for at least five (5) years and to maintain or increase historic levels of community involvement, low income funding, and economic development efforts in the Company’s current operating areas;

(h)intends to establish a newly formed advisory board for its western operations composed of regional-based business and community leaders, which would meet several times a year to receive information and provide feedback on community issues, government relations, environmental stewardship, economic development opportunities and other related activities that affect Parent’s and the Company’s local stakeholders, with such advisory board to include the current regional-based members of the Company Board; and

(i)will use commercially reasonable efforts (subject to changes in interest rates or other actuarial factors and the plans’ investment performance) to provide up to $75,000,000 toward the full funding of (i) the Company’s ERISA-qualified defined-benefit pension plan in accordance with ERISA minimum funding requirements for ongoing plans, and (ii) the Company’s nonqualified defined-benefit pension and postretirement medical and life insurance (OPEB) plans on a financial accounting basis, in each case by the end of the first fiscal year commencing on or after the Effective Time, subject to any maximum contribution levels or other restrictions under applicable Law.

ARTICLE II

EFFECT OF THE MERGER ON CAPITAL STOCK

Section 2.1    Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent or Merger Sub or any holder of any shares of common stock, without par value, of the Company (“Company Common Stock”) or any shares of capital stock of Merger Sub:

(a)Capital Stock of Merger Sub. Each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, no par value per share, of the Surviving Corporation.

(b)Cancellation of Parent-Owned Stock. Any shares of Company Common Stock that are owned by Parent or Merger Sub or any of their respective Subsidiaries, in each case immediately prior to the Effective Time, shall be automatically canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c)Conversion of Company Common Stock. Each issued and outstanding share of Company Common Stock (other than Dissenting Shareholder Shares and shares to be canceled in accordance with Section 2.1(b)) shall thereupon be converted automatically into and shall thereafter represent solely the right to receive an amount in cash equal to $25.00 without interest (the “Merger Consideration”). As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and the holders immediately prior to the Effective Time of shares of Company Common Stock not represented by certificates (“Book-Entry Shares”) and the holders of certificates that immediately prior to the Effective Time represented any such shares of Company Common Stock (each, a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration to be paid in consideration therefor upon surrender of such Book-Entry Share or Certificate in accordance with Section 2.2(b) (subject to any applicable withholding Tax).

(d)Dissenters’ Rights. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time which are held by a shareholder who did not vote in favor of the Merger (or consent thereto in writing) and who is entitled to demand and properly demands payment of the fair value of such shares pursuant to, and complies in all respects with, the provisions of Part 13 of the URBCA (the “Dissenting Shareholder Shares”, and each shareholder holding Dissenting Shareholder Shares, a “Dissenting Shareholder”) shall not be converted into or be exchangeable for the right to receive the Merger Consideration, but instead such Dissenting Shareholder shall be entitled to receive such consideration as may be determined to be due to such Dissenting Shareholder pursuant to Section 1302 of the URBCA (and as of the Effective Time, such Dissenting Shareholder Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and such Dissenting Shareholder shall cease to have any rights with respect thereto, except the rights set forth in Part 13 of the URBCA), unless and until such Dissenting Shareholder shall have failed to perfect or shall have effectively withdrawn or lost rights to payment under Part 13 of the URBCA. If any Dissenting Shareholder shall have failed to perfect or shall have effectively withdrawn or lost such right, such Dissenting Shareholder’s shares of Company Common Stock shall thereupon be treated as if they had been converted into and become exchangeable for the right to receive, as of the Effective Time, the Merger Consideration for each such share of Company Common Stock, in accordance with Section 2.1(a), subject to any applicable withholding Tax. The Company shall give Parent (i) prompt notice of any written demands for payment of the fair value of any shares of Company Common Stock, attempted withdrawals of such demands and any other instruments served pursuant to the URBCA and received by the Company relating to shareholders’ dissenters’ rights under Part 13 of the URBCA and (ii) the opportunity to participate in and direct all negotiations and proceedings with respect to demands for payment of fair value under the URBCA. The Company shall not, except with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), make any payment with respect to any such demands for payment or settle or offer to settle any such demands for payment.

Section 2.2    Exchange of Certificates.

(a)Paying Agent; Investment by Paying Agent of Funds. Prior to the Effective Time, Parent shall designate a bank or trust company reasonably acceptable to the Company (the “Paying Agent”) for the purpose of exchanging shares of Company Common Stock for the Merger Consideration and enter into an agreement reasonably acceptable to the Company with the Paying Agent relating to the services to be performed by the Paying Agent. Parent shall irrevocably deposit, or cause to be deposited, the aggregate Merger Consideration with respect to all shares of Company Common Stock (other than Dissenting Shareholder Shares and shares to be canceled in accordance with Section 2.1(b)) with the Paying Agent at or prior to the Effective Time. The aggregate Merger Consideration deposited with the Paying Agent shall, pending its disbursement to holders of shares of Company Common Stock and as reasonably directed by Parent, be invested by the Paying Agent in (i) short-term commercial paper obligations of issuers organized under the Laws of a state of the United States of America, rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Ratings Service, respectively, or in certificates of deposit, bank repurchase agreements or bankers’ acceptances of commercial banks with capital exceeding $10,000,000,000, or in mutual funds investing in such assets or (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest. Any interest and other income from such investments shall become part of the funds held by the Paying Agent for purposes of paying the Merger Consideration. No investment or investment losses resulting from such investment by the Paying Agent of the aggregate Merger Consideration shall relieve Parent, the Surviving Corporation or the Paying Agent from making the payments required by this Article II, and Parent shall promptly replace any funds deposited with the Paying Agent lost through any investment made pursuant to this Section 2.2(a). No investment by the Paying Agent of the aggregate Merger Consideration shall have maturities that could prevent or delay payments to be made pursuant to this Agreement. Following the Effective Time, Parent agrees to make available to the Paying Agent, from time to time as needed, additional cash to pay the Merger Consideration as contemplated by this Article II without interest.

(b)Payment Procedures. As promptly as practicable after the Effective Time (but in no event more than two (2) Business Days thereafter), the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of shares of Company Common Stock (i) a letter of transmittal (which, in the case of shares of Company Common Stock represented by Certificates, shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent, and shall be in such form and have such other provisions as Parent and the Company may reasonably agree and shall be prepared prior to Closing) and (ii) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for payment of the Merger Consideration. Upon surrender of Certificates for cancellation to the Paying Agent or, in the case of Book-Entry Shares, receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent may reasonably request), together with such letter of transmittal, duly completed and validly executed in accordance with the instructions (and such other customary documents as may reasonably be required by the Paying Agent), the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor, subject to any required withholding Taxes, the Merger Consideration, for each share of Company Common Stock surrendered, and any Certificates surrendered shall forthwith be canceled. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share in exchange therefor is registered, it shall be a condition of payment that (A) the Person requesting such exchange present proper evidence of transfer and (B) the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or Book-Entry Share surrendered or shall have established to the reasonable satisfaction of the Surviving Corporation that such Tax either has been paid or is not applicable. Until surrendered as contemplated by this Section 2.2, each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as contemplated by this Article II.

(c)Transfer Books; No Further Ownership Rights in Company Common Stock. The Merger Consideration paid in respect of shares of Company Common Stock upon the surrender for exchange in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock, and at the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Certificates or Book-Entry Shares that evidenced ownership of shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock other than the right to receive the Merger Consideration, except as otherwise provided for herein or by applicable Law. If, at any time after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article II.

(d)Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made with respect to such Certificate, the Paying Agent will pay, in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of the shares of Company Common Stock formerly represented by such Certificate, as contemplated by this Article II.

(e)Termination of Fund. At any time following the first (1st) anniversary of the Closing Date, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) that had been made available to the Paying Agent and which have not been disbursed in accordance with this Article II, and thereafter Persons entitled to receive payment pursuant to this Article II shall be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the payment of any Merger Consideration that may be payable upon surrender of any Company Common Stock held by such holders, as determined pursuant to this Agreement, without any interest thereon. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Law, the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(f)No Liability. Notwithstanding any other provision of this Agreement, none of Parent, the Merger Sub, the Surviving Corporation, the Company or the Paying Agent shall be liable to any Person for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g)Withholding Taxes. Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable to a holder of shares of Company Common Stock, Company RSUs or Company Performance Share Awards pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986 (the “Code”), or under any applicable provision of state, local or foreign Law related to Taxes. To the extent amounts are so withheld and timely paid over to the appropriate Taxing authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Parent, the Company, the Surviving Corporation, and the Paying Agent shall cooperate with such holders in all reasonable respects, and in compliance with applicable Law, to minimize the amount of any applicable withholding.

Section 2.3    Treatment of Equity Awards.

(a)Company RSUs. Immediately prior to the Effective Time, each Company RSU that is outstanding shall be converted into a vested right to receive cash in an amount equal to the Merger Consideration.

(b)Company Performance Share Awards. Immediately prior to the Effective Time, each Company Performance Share Award that is outstanding (including any Company Performance Share Award with respect to which the applicable performance period has ended, but which Company Performance Share Award has not been settled) shall be converted into a vested right to receive cash in an amount equal to the greater of (i) the target number of shares of Company Common Stock subject to such Company Performance Share Award, multiplied by the Merger Consideration and (ii) the actual number of shares of Company Common Stock to which the holder of such Company Performance Share Award would be entitled based on actual performance with respect to the applicable performance period multiplied by the Merger Consideration; provided that if any outstanding Company Performance Share Award that is unvested as of the date hereof becomes vested and settled pursuant to the terms of the applicable award agreement and/or Company Stock Plan prior to the Effective Time then, immediately prior to the Effective Time, the holder of such Company Performance Share Award shall be issued such number of shares of Company Common Stock, if any, equal to the excess of (A) the number of shares of Company Common Stock that would have vested and been settled in respect of such Company Performance Share Award if the performance goals or targets applicable to such Company Performance Share Award had been achieved at the target level, over (B) the actual number of shares of Company Common Stock that vested and were settled in respect of such Company Performance Share Award (such additional shares of Company Common Stock, the “True-Up Shares”).

(c)Company Restricted Shares. Immediately prior to the Effective Time, each Company Restricted Share that is outstanding shall be converted into a vested right to receive cash in an amount equal to the Merger Consideration.

(d)Company Stock Options. Immediately prior to the Effective Time, each Company Stock Option that is outstanding shall be converted into a vested right to receive cash in an amount equal to (i) the excess, if any, of the Merger Consideration over the exercise price per share of Company Common Stock subject to such Company Stock Option multiplied by (ii) the number of shares of Company Common Stock subject to such Company Stock Option, and, for the avoidance of doubt, any Company Stock Option whose per share exercise price equals or exceeds the Merger Consideration shall be cancelled without any payment.

(e)Company Stock Awards. Immediately prior to the Effective Time, each right of any kind, contingent or accrued, to acquire or receive Company Common Stock or benefits measured by the value of Company Common Stock, and each award of any kind consisting of shares of Company Common Stock that may be held, awarded, outstanding, payable or reserved for issuance under the Company Stock Plans and any other Company Plans, other than Company RSUs, Company Performance Share Awards, Company Restricted Shares and Company Stock Options (collectively, the “Company Awards”), shall be converted into an obligation to pay, at the time specified in the applicable plan, agreement or arrangement, an amount in cash equal to (x) the number of shares of Company Common Stock subject to such Company Award immediately prior to the Effective Time multiplied by (y) the Merger Consideration. Such obligation shall be payable or distributable in accordance with the terms of the agreement, plan or arrangement relating to such Company Awards (or, if earlier, on the death of the holder thereof) and, prior to the time of distribution, such amounts shall be permitted to be deemed invested in a permitted investment option under the applicable agreement, plan or arrangement.

(f)Accumulated Dividends. Immediately prior to the Effective Time, the Company shall distribute all Accumulated Dividends to the applicable holders of Company RSUs and Company Awards.

(g)Withholding. The Surviving Corporation shall be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Section 2.3 to any holder of Company RSUs, Company Performance Share Awards, Company Restricted Shares, Company Stock Options, Company Awards or Accumulated Dividends such amounts as the Surviving Corporation is required to deduct and withhold with respect to the making of such payment under the Code, or any applicable provision of state, or local Law related to Tax, and the Surviving Corporation shall timely make any required filings and payments to Tax authorities relating to any such deduction or withholding. To the extent that amounts are so deducted and withheld by the Surviving Corporation, such withheld amounts shall be treated for the purposes of this Agreement as having been paid to the holder of Company RSUs, Company Performance Share Awards, Company Restricted Shares, Company Stock Options, Company Awards or Accumulated Dividends in respect of which such deduction and withholding was made by the Surviving Corporation.

(h)Funding. No later than the Effective Time, Parent shall provide, or shall cause to be provided, to the Surviving Corporation all funds necessary to fulfill the obligations under this Section 2.3. All payments required under this Section 2.3 shall be made through the Company’s payroll not later than the first payroll date following the Effective Time or, with respect to Company Awards, such later time as may be provided under the applicable agreement, plan or arrangement.

Section 2.4    Adjustments. If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company (or any other securities convertible or exchangeable therefor) shall occur as a result of any reclassification, stock split (including a reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, or any similar event, the Merger Consideration shall be equitably adjusted; provided, however, that nothing in this Section 2.4 shall be deemed to permit or authorize any party hereto to effect any such change that it is not otherwise authorized or permitted to undertake pursuant to this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in the disclosure schedule delivered by the Company to Parent simultaneously with the execution of this Agreement (the “Company Disclosure Schedule”) (which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article III, or to one or more of the Company’s covenants contained in Article V, except that any information set forth in one section of the Company Disclosure Schedule will be deemed to apply to all other sections or subsections thereof to the extent that such information is reasonably applicable) or (b) as set forth in any of the Company SEC Documents publicly available at least twenty-four (24) hours prior to the date of this Agreement, but excluding in the case of this clause (b) any risk factor disclosure under the headings “Risk Factors” or “Forward Looking Statements”, the Company represents and warrants to Parent and Merger Sub as follows:
Section 3.1    Organization, Standing and Corporate Power.

(a)The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Utah and has all requisite corporate power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted. The Company is duly qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not reasonably be expected to have a Company Material Adverse Effect. The Company has made available to Parent true and complete copies of the Company Charter Documents as in effect on the date of this Agreement.

(b)Section 3.1(b) of the Company Disclosure Schedule sets forth a list of the Subsidiaries of the Company. Each Subsidiary of the Company is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, except in each case as would not reasonably be expected to have a Company Material Adverse Effect. Each Subsidiary of the Company is duly qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not reasonably be expected to have a Company Material Adverse Effect. All the outstanding shares of capital stock of, or other equity interests in, each Subsidiary of the Company have been validly issued and are fully paid and non-assessable and are owned directly or indirectly by the Company free and clear of all liens, pledges, security interests and transfer restrictions, except for such transfer restrictions as are contained in the articles of incorporation, bylaws and limited liability company agreements (or any equivalent constituent documents) of such Subsidiary or for such transfer restrictions of general applicability as may be provided under the Securities Act of 1933 (the “Securities Act”) and other applicable Laws. The Company has made available to Parent true and complete copies of the articles of incorporation, bylaws and limited liability company agreements (or equivalent constituent documents) of each Subsidiary of the Company as in effect on the date of this Agreement.

(c)Each of the Company and its Subsidiaries has all requisite entity power and authority to enable it to own, operate, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted, except where the failure to have such power or authority would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.2    Capitalization.

(a)The authorized capital stock of the Company consists of 500,000,000 shares of Company Common Stock, 5,000,000 shares of Class A preferred stock (“Class A Preferred Stock”) and 5,000,000 shares of Class B preferred stock (“Class B Preferred Stock,” and together with the Class A Preferred Stock, the “Company Preferred Stock”).  At the close of business on January 26, 2016, (a) 174,988,403 shares of Company Common Stock were issued and outstanding (including 219 Company Restricted Shares), (b) no shares of Company Preferred Stock were issued and outstanding, (c) Company RSUs with respect to an aggregate of 595,151 shares of Company Common Stock were issued and outstanding (including shares of Company Common Stock issuable in respect of dividends declared through such date), and (d) Company Performance Share Awards with respect to an aggregate of 286,211 shares of Company Common Stock based on achievement of applicable performance criteria at target level were issued and outstanding and (e) Company Stock Options with respect to an aggregate of 286,488 shares of Company Common Stock were issued and outstanding.

(b)All outstanding shares of Company Common Stock are, and all shares of Company Common Stock that may be issued upon the settlement of Company RSUs and Company Performance Share Awards, and all shares of Company Common Stock that may be issued upon the exercise of Company Stock Options, will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any preemptive right. Except (x) as set forth in Section 3.2(b) of the Company Disclosure Schedule, (y) as set forth in Section 3.2(a), or (z) pursuant to the terms of this Agreement, as of the date hereof, there are not issued, reserved for issuance or outstanding, and there are not any outstanding obligations of the Company or any Subsidiary of the Company to issue, deliver or sell, or cause to be issued, delivered or sold, (i) any capital stock of the Company or any Subsidiary of the Company or any securities of the Company or any Subsidiary of the Company convertible into or exchangeable or exercisable for shares of capital stock or voting securities of, or other equity interests in, the Company or any Subsidiary of the Company or (ii) any warrants, calls, options or other rights to acquire from the Company or any Subsidiary of the Company, or any other obligation of the Company or any Subsidiary of the Company to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock or voting securities of, or other equity interests in, the Company or any Subsidiary of the Company (the items specified in the foregoing clauses (i) and (ii), collectively, “Equity Securities”). Except pursuant to the Company Stock Plan, there are not any outstanding obligations of the Company or any Subsidiary of the Company to repurchase, redeem or otherwise acquire any Equity Securities. There is no outstanding Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of the Company may vote.

(c)Section 3.2(c) of the Company Disclosure Schedule sets forth a complete and accurate list of each Company RSU, each Company Performance Share Award, each Company Restricted Share, each Company Stock Option and each Company Award outstanding as of the date of this Agreement.

Section 3.3    Authority; Non-contravention.

(a)The Company has all necessary corporate power and authority to execute and deliver this Agreement and, subject to obtaining the Company Shareholder Approval, to perform its obligations hereunder and to consummate the Transactions. The Company Board, at a meeting duly called and held, [unanimously] adopted resolutions (i) determining that it is in the best interests of the Company and its shareholders for the Company to enter into this Agreement, (ii) approving the Company’s execution, delivery and performance of this Agreement and the consummation of the Transactions and (iii) resolving to recommend that the shareholders of the Company approve this Agreement and the plan of merger set forth in this Agreement and directing that this Agreement be submitted to the shareholders of the Company for approval at a duly held meeting of such shareholders for such purpose (the “Company Board Recommendation”). As of the date of this Agreement, such resolutions have not been amended or withdrawn. Except for obtaining the Company Shareholder Approval, no other corporate action on the part of the Company is necessary to authorize the execution and delivery of and performance by the Company under this Agreement and the consummation by it of the Transactions. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).

(b)The execution and delivery of this Agreement by the Company does not, and neither the consummation by the Company of the Transactions nor compliance by the Company with any of the terms or provisions hereof will, (i) assuming the Company Shareholder Approval is obtained, conflict with or violate any provision of the Company Charter Documents or organizational documents of any Subsidiary of the Company, (ii) assuming that each of the consents, authorizations and approvals referred to in Section 3.4 and the Company Shareholder Approval are obtained (and any condition precedent to any such consent, authorization or approval has been satisfied) and each of the filings referred to in Section 3.4 are made and any applicable waiting periods referred to therein have expired, violate any Law applicable to the Company or any of its Subsidiaries or any of their respective properties or assets or (iii) assuming that each of the consents and notices specified in Section 3.3(b)(iii) of the Company Disclosure Schedule is obtained or given, as applicable, result in any breach of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to any right of termination, amendment, acceleration or cancellation of, or any right of first refusal under, any Company Material Contract to which the Company or any of its Subsidiaries is a party or by which they or any of their respective properties or assets may be bound, or under any Company Permit or result in the creation of a Lien (other than any Permitted Lien), upon any of the properties or assets of the Company or any of its Subsidiaries, other than, in the case of clauses (ii) and (iii), as would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.4    Governmental Approvals. Except for (a) the filing with the SEC of a proxy statement, in preliminary and definitive form, relating to the Company Shareholders Meeting (as amended or supplemented from time to time, the “Proxy Statement”), and other filings required under, and compliance with other applicable requirements of, the Securities Exchange Act of 1934 (the “Exchange Act”) and the rules of the NYSE in connection with this Agreement and the Merger, (b) the filing of the Articles of Merger with the Division pursuant to the URBCA, (c) approvals or filings (including notice filings) required under, and compliance with other applicable requirements of, the PSCU, PSCW and PUCI (such approvals and filings described in this clause (c), the “Required Statutory Approvals”), (d) the approvals or filings set forth on Section 3.4(d) of the Company Disclosure Schedule and (e) filings required under, and compliance with other applicable requirements of, the HSR Act, no consents or approvals of, or filings (including notice filings), declarations or registrations with, any Governmental Authority are necessary for the execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions, other than as would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.5    Company SEC Documents; Undisclosed Liabilities.

(a)The Company, Questar Gas Company and Questar Pipeline Company (collectively, the “Reporting Companies”) have filed with or furnished to the SEC, on a timely basis, all registration statements, reports, proxy statements and other documents that such companies were required to file or furnish since January 1, 2014 (collectively, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, as such statements, reports and documents may have been amended since the date of their filing, the “Company SEC Documents”). As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective filing dates (in the case of all other Company SEC Documents), or in the case of amendments thereto, as of the date of the last such amendment, the Company SEC Documents complied in all material respects with the requirements of the Exchange Act, the Securities Act or the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, and the rules and regulations of the SEC promulgated thereunder, applicable to such Company SEC Documents, and none of the Company SEC Documents as of such respective dates (or, if amended, the date of the filing of such amendment, with respect to the disclosures that are amended) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)Except to the extent updated, amended, restated or corrected by a subsequent Company SEC Document (but only amendments, restatements or corrections prior to the date of this Agreement in the case of any Company SEC Document with a filing or effective date prior to the date of this Agreement), as of their respective dates of filing with the SEC, the financial statements (consolidated, as applicable) of each of the Reporting Companies included in the Company SEC Documents (i) complied as to form in all material respects with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), (ii) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except (A) as may be indicated in the notes thereto or (B) as permitted by Regulation S-X) and (iii) present fairly, in all material respects, the financial position (consolidated, as applicable) of each of the Reporting Companies and their Subsidiaries, as applicable, and the results of its operations and cash flows (consolidated, as applicable), as of each of the dates and for the periods shown, as applicable, in conformity with GAAP.

(c)Each Reporting Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Each Reporting Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by such Reporting Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to such Reporting Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Based on its most recent evaluation of internal control over financial reporting prior to the date hereof, the Company, for and on behalf of each Reporting Company, has disclosed to the Company’s auditors and to the audit and finance committee of the Company Board (i) any and all “significant deficiencies” and “material weaknesses” in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect, in any material respect, such Reporting Company’s ability to report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in such Reporting Company’s internal control over financial reporting, and any such deficiency, weakness and fraud so disclosed, if any, has been disclosed to Parent prior to the date hereof.

(d)None of the Reporting Companies or any Subsidiary of any Reporting Company has any liabilities which would be required to be reflected or reserved against on a balance sheet (consolidated, as applicable) of such Reporting Company prepared in accordance with GAAP or the notes thereto, except for liabilities (i) reflected or reserved against on the balance sheet of such Reporting Company and its Subsidiaries as of September 30, 2015 (the “Balance Sheet Date”) (including the notes thereto) included in the Company SEC Documents, (ii) incurred after the Balance Sheet Date in the ordinary course of business consistent with past practice, (iii) as contemplated by this Agreement or otherwise arising in connection with the Transactions or (iv) as would not reasonably be expected to have a Company Material Adverse Effect.

(e)All filings (other than immaterial filings) required to be made by the Company or any of its Subsidiaries since January 1, 2014 under applicable state or federal Laws specifically governing the regulation of public utilities, Environmental Laws, exploration and production of Hydrocarbons and pipeline safety have, to the Knowledge of the Company, been filed or furnished with the applicable Governmental Authority (including all forms, statements, reports, agreements (oral or written) and all documents, exhibits, amendments and supplements appertaining thereto (collectively, “Regulatory Filings”)), and all such Regulatory Filings complied, as of their respective dates, with all applicable requirements of the applicable Laws, except for Regulatory Filings the failure of which to make or the failure of which to make in compliance with all applicable requirements of the applicable Laws have not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.6    Absence of Certain Changes. From January 1, 2015 to the date of this Agreement, (a) except in connection with the Transactions, the business of the Company and its Subsidiaries has been conducted in all material respects in the ordinary course of business consistent with past practice and (b) there has not been any circumstance, development, change, event, occurrence or effect that has had or would reasonably be expected to have a Company Material Adverse Effect.

Section 3.7    Legal Proceedings. There is no pending or, to the Knowledge of the Company, threatened, Claim against the Company or any of its Subsidiaries, nor is there any injunction, order, judgment, ruling or decree imposed upon the Company or any of its Subsidiaries, in each case, by or before any Governmental Authority, that would reasonably be expected to have a Company Material Adverse Effect.

Section 3.8    Compliance With Laws; Permits. The Company and its Subsidiaries are in compliance with all laws, statutes, ordinances, codes, rules, regulations, rulings, decrees, judgments, injunctions and orders of Governmental Authorities (collectively, “Laws”) applicable to the Company or any of its Subsidiaries or by which any of their properties or assets are bound, except for instances of non-compliance as would not reasonably be expected to have a Company Material Adverse Effect. The Company and each of its Subsidiaries hold, and are in compliance with, all licenses, franchises, permits, certificates, approvals, variances, orders, registrations and authorizations from Governmental Authorities required by Law for the conduct of their respective businesses as they are now being conducted (collectively, “Company Permits”), except as would not reasonably be expected to have a Company Material Adverse Effect. No action or investigation is pending or, to the Knowledge of the Company, threatened to suspend, modify, disallow payment under, cancel, revoke, remove or withdraw any material Company Permit where such suspension, modification, cancellation, revocation, removal or withdrawal would reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, no facts or circumstances exist that would reasonably be expected to materially affect the ability of the Company and its applicable Subsidiaries to continue to provide service following the expiration of any franchise agreement or to renew any franchise agreement, except as would not reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, there is no pending challenge or dispute regarding arrangements among any of the Company and its Affiliates that would materially affect implementation of the Company’s or any of its applicable Subsidiaries’ drilling programs for the benefit of Questar Gas Company’s customers, except as would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.9    Tax Matters. Except for those matters that would not reasonably be expected to have a Company Material Adverse Effect:

(a)(i) each of the Company and its Subsidiaries has timely filed, or has caused to be timely filed on its behalf (taking into account any extension of time within which to file), all Tax Returns required to be filed by it, and all such filed Tax Returns are correct and complete; (ii) each of the Company and its Subsidiaries has duly paid or made provision for the payment of all Taxes that have been incurred or are due from them by Governmental Authorities; (iii) no deficiency with respect to Taxes has been proposed, asserted or assessed against the Company or any of its Subsidiaries which has not been fully paid or adequately reserved in the Company SEC Documents; (iv) no audit or other administrative or court proceedings are pending with any Governmental Authority with respect to Taxes of the Company or any of its Subsidiaries, and no written notice thereof has been received; (v) neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreements or arrangements (other than such an agreement or arrangement (A) exclusively between or among the Company and any of its Subsidiaries or (B) the primary purpose of which is not the allocation or payment of Taxes); and (vi) neither the Company nor any of its Subsidiaries is a party to or bound by any advance pricing agreement, closing agreement or other similar agreement or ruling related to Taxes.

(b)within the past three (3) years, neither the Company nor any of its Subsidiaries has distributed the stock of any corporation, or had its stock distributed, in a transaction intended to satisfy the requirements of Section 355 of the Code.

(c)each of the Company and its Subsidiaries has properly and timely withheld or collected and timely paid over to the appropriate Governmental Authority (or each is properly holding for such timely payment) all material amounts of Taxes required to be withheld, collected and paid over by applicable Law.

(d)neither the Company nor any of its Subsidiaries has engaged in a transaction that constitutes a “listed transaction” for purposes of Section 6011 of the Code and the applicable treasury regulations promulgated thereunder.

(e)there are no material Liens for Taxes upon any asset of the Company or any of its Subsidiaries other than Permitted Liens (within the meaning of clause (a) of such term).

(f)This Section 3.9, the penultimate sentence of Section 3.10 and last sentence of Section 3.14(c)(iii) constitute the sole and exclusive representations and warranties of the Company regarding Tax matters.

(g)For purposes of this Agreement: (i) “Taxes” shall mean all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including all income, gross receipts, franchise, estimated, alternative minimum, add‑on minimum, sales, use, transfer, value added, excise, severance, stamp, customs, duties, real property, personal property, capital stock, social security, unemployment, payroll, employee or other withholding, or other tax, including any interest, penalties or additions to tax imposed by any Governmental Authority in connection with any of the foregoing, and (ii) “Tax Returns” shall mean any return, report, claim for refund, estimate, information return or statement or other similar document relating to or required to be filed with any Governmental Authority with respect to Taxes, including any schedule or attachment thereto and any amendment thereof.

Section 3.10    Employee Benefits Matters. The Company has made available to Parent correct and complete copies of (a) the current plan document for each Company Plan, (b) the most recent annual reports on Form 5500 required to be filed with the Department of Labor with respect to each Company Plan (if any such report was required), (c) the most recent summary plan description for each Company Plan for which such summary plan description is required, (d) the most recent actuarial reports and financial statements for each Company Plan, if applicable, and (e) each trust agreement relating to any Company Plan. Each Company Plan is in compliance with its terms and the applicable provisions of ERISA, the Code and all other applicable laws, except where such noncompliance would not reasonably be expected to have a Company Material Adverse Effect. There are no pending or, to the Knowledge of the Company, threatened claims (other than claims for benefits in the ordinary course) with respect to any Company Plans that would reasonably be expected to have a Company Material Adverse Effect. There has been no non-exempt prohibited transaction (as defined in Section 4975 of the Code or Section 406 of ERISA) or breach of fiduciary duty under Section 404 of ERISA with respect to any Company Plan, other than as would not reasonably be expected to have a Company Material Adverse Effect. All required material contributions to all Company Plans (including all minimum required contributions under Sections 412 and 430 of the Code with respect to any Company Plan set forth on Section 3.10(a) of the Company Disclosure Schedule) have been made. All Company Plans that are “employee pension plans” (as defined in Section 3(3) of ERISA) that are intended to be tax qualified under Section 401(a) of the Code (each, a “Company Pension Plan”) have received a favorable determination letter from the IRS or has filed a timely application therefor and, to the Knowledge of the Company, no condition exists that could reasonably be expected to result in the loss of any such plan’s qualified status. The Company has made available to Parent a correct and complete copy of the most recent determination letter received with respect to each Company Pension Plan, and a correct and complete copy of each pending application for a determination letter, if any. Neither the Company nor any ERISA Affiliate sponsors, maintains or contributes to, nor has any liability with respect to, a multiemployer plan (as defined in Section 3(37) of ERISA) or, except as set forth on Section 3.10(a) of the Company Disclosure Schedule, a plan subject to Section 302 or Title IV of ERISA or Section 412 of the Code. With respect to any plan set forth on Section 3.10(a) of the Company Disclosure Schedule, the Pension Benefit Guaranty Corporation (the “PBGC”) has not instituted proceedings to terminate any such plan (and, to the Knowledge of the Company, no condition exists that could reasonably be expected to result in such proceedings being instituted) and the Company and its ERISA Affiliates do not have any material liability to the PBGC with respect to such plan other than premium payments required by ERISA. Other than as set forth on Section 3.10(b) of the Company Disclosure Schedule, no Company Plan provides for post-employment health or life insurance benefits, other than as required by COBRA or other applicable Laws. With respect to any plan set forth on Section 3.10(b) of the Company Disclosure Schedule, to the Knowledge of the Company, the Company has the right to amend or terminate such plan in its discretion without the consent of any participant. Except as set forth on Section 3.10(c) of the Company Disclosure Schedule or as otherwise required by this Agreement, the consummation of the Transactions will not, either alone or in combination with another event, (i) entitle any employee of the Company to severance pay or any other payment or (ii) accelerate the time of payment or vesting or increase the amount of compensation due any such employee or officer. No amounts payable under the Company Plans will fail to be deductible for federal income tax purposes by virtue of section 280G of the Code. This Section 3.10 constitutes the sole and exclusive representation and warranty of the Company regarding pension and employee benefit or liabilities or obligations, or compliance with Laws, relating thereto.

Section 3.11    Environmental Matters. Except for those matters that would not reasonably be expected to have a Company Material Adverse Effect, (a) each of the Company and its Subsidiaries is and for the last three (3) years has been in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining or complying with all Company Permits required under Environmental Laws for the operation of their respective businesses, and all such Company Permits are valid and in full force and effect, (b) (i) there is no Claim relating to or arising under Environmental Laws (including, relating to or arising from the Release, threatened Release or exposure to any Hazardous Material or alleging violation of or challenging the validity of any environmental Company Permit) that is pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, or any real property currently owned, operated or leased by the Company or any of its Subsidiaries, and (ii) to the Knowledge of the Company, there is no Claim relating to or arising under Environmental Laws (including relating to or arising from the Release, threatened Release or exposure to any Hazardous Material) that is pending or threatened against any real property formerly owned, operated or leased by the Company or any of its Subsidiaries, (c) neither the Company nor any of its Subsidiaries has received any written notice of, or entered into any order, settlement, judgment, injunction or decree involving uncompleted, outstanding or unresolved liabilities or corrective or remedial obligations relating to or arising under Environmental Laws (including relating to or arising from the Release, threatened Release or exposure to any Hazardous Material) and, to the Knowledge of the Company, there are no facts or conditions relating to the Company’s or any of its Subsidiaries’ properties, operations or Systems that would reasonably be expected to give rise to any such liability or corrective or remedial obligation, (d) there have been no ruptures, explosions or contaminations in the Company’s or any of its Subsidiaries’ Systems that have resulted in personal injury, loss of life or property damage, except to the extent any Claims related to the foregoing have been resolved, and (e) there are no defects, corrosion or other damage to any of the Company’s or any of its Subsidiaries’ Systems that would reasonably be expected to result in a pipeline integrity failure, and the Company and its Subsidiaries are in compliance in all material respects with all appropriate inspection and recordkeeping requirements required by applicable Environmental Laws. Section 3.4, Section 3.5, Section 3.6 and this Section 3.11 constitute the sole and exclusive representations and warranties of the Company regarding environmental matters, including all matters arising under Environmental Laws.

Section 3.12    Intellectual Property. Except as would not reasonably be expected to have a Company Material Adverse Effect, (a) (i) the Company and its Subsidiaries have sufficient rights to use all material Intellectual Property used in their respective businesses as currently conducted and the conduct of the Company’s and its Subsidiaries’ businesses as currently conducted do not infringe or otherwise violate any Person’s Intellectual Property and (ii) there is no Claim of such infringement or other violation pending, or to the Knowledge of the Company, threatened in writing, against the Company or its Subsidiaries, and (b) (i) to the Knowledge of the Company, no Person is infringing or otherwise violating any Intellectual Property owned by the Company or its Subsidiaries and (ii) no Claims of such infringement or other violation are pending or threatened in writing against any Person by the Company. This Section 3.12 constitutes the sole and exclusive representation and warranty of the Company with respect to any actual or alleged infringement or other violation of any Intellectual Property of any other Person.

Section 3.13    Takeover Statutes; Rights Plan. Assuming that the representations and warranties of Parent and Merger Sub set forth in Section 4.7 are true and correct, the Transactions are not subject to the Utah Control Shares Acquisition Act or any other similar anti-takeover Law (each, a “Takeover Statute”) or any similar provision in the Company Charter Documents. The Company and its Subsidiaries do not have in effect any shareholder rights plan, “poison pill” or other similar plan or arrangement.

Section 3.14    Properties and Assets.

(a)Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company or a Subsidiary of the Company owns and has either good and valid title in fee or a valid leasehold interest, Right of Way or other rights to the land, mineral and other subsurface rights, buildings, structures and other improvements thereon and fixtures thereto necessary to permit it to conduct its business as currently conducted, in each case free and clear of all Liens (except in all cases for Permitted Liens). Except as would not reasonably be expected to have a Company Material Adverse Effect and except as may be limited by the Bankruptcy and Equity Exception, all leases, Rights of Way or other agreements under which the Company or any of its Subsidiaries lease, access or use any real property are valid, binding and in full force and effect against the Company or any of its Subsidiaries and, to the Knowledge of the Company, the counterparties thereto, in accordance with their respective terms, and neither the Company nor any of its Subsidiaries are in default under any of such leases, Rights of Way or other agreements.

(b)Each of the Company and its Subsidiaries has such consents, easements, rights of way, permits and licenses (collectively, “Rights of Way”) from each person as are sufficient to conduct its business as currently conducted, except for such Rights of Way the absence of which have not had and would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company and its Subsidiaries has fulfilled and performed all its material obligations with respect to such Rights of Way and conducts their business in a manner that does not violate any of the Rights of Way, and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights of Way, except for such revocations, terminations and impairments that have not had and would not reasonably be expected to have a Company Material Adverse Effect. All pipelines owned or operated by the Company and its Subsidiaries are subject to Rights of Way, there are no encroachments or other encumbrances on the Rights of Way that materially affect the use thereof and there are no gaps (including any gap arising as a result of any breach by the Company or any of its Subsidiaries of the terms of any Rights of Way) in the Rights of Way other than gaps that would not have and would not reasonably be expected to have a Company Material Adverse Effect.

(c)
(i)Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries, as applicable, have good and defensible title to all of the Interests except for such Interests sold, used, farmed out or otherwise disposed of since December 31, 2015 in the ordinary course of business, free and clear of all Liens and Production Burdens other than Production Burdens not yet earned, due or payable and Permitted Liens. Except as would not reasonably be expected to have a Company Material Adverse Effect or as set forth on Section 3.14(c)(i) of the Company Disclosure Schedule, (i) all proceeds from the sale of Hydrocarbons produced from the Interests are being received by them in a timely manner and are not being held in suspense for any reason and (ii) there are no calls on production or preferential rights to purchase Hydrocarbons and neither the Company nor any of its Subsidiaries is obligated to deliver Hydrocarbons or proceeds from the sale thereof at a future point in time without receiving payment therefor at or after the time of delivery. Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and each applicable Subsidiary (A) are in compliance with all valuation agreements, and settlement agreements with respect to Production Burdens, and (B) have paid or will cause to be paid when due all Production Burdens with respect to the Interests and each other royalty, Tax or similar payment.

(ii)All of the wells owned, leased, operated or used by the Company and its Subsidiaries and all water, carbon dioxide or injection wells located on any property owned, leased, operated or used by the Company and its Subsidiaries or otherwise associated with an Interest of the Company or its Subsidiaries have been drilled, completed and operated within the limits permitted by the applicable Contract granting such rights and applicable Law, and all drilling and completion (and plugging and abandonment) of such wells and all related development, production and other operations have been conducted in compliance with all applicable Laws except, in each case, as would not reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, no well owned, leased, operated or used by the Company or any of its Subsidiaries are subject to material penalties on allowables because of overproduction or violation of any applicable Law.

(iii)All Interests operated by the Company and its Subsidiaries have been operated in accordance with reasonable, prudent field practices and in compliance with the applicable Contracts, except where the failure to so operate would not reasonably be expected to have a Company Material Adverse Effect. None of the Interests of the Company or its Subsidiaries is subject to any preferential purchase, consent or similar right that would become operative as a result of the Transactions, except for any such preferential purchase, consent or similar rights that would not reasonably be expected to have a Company Material Adverse Effect. Except as set forth on Section 3.14(c)(iii) of the Company Disclosure Schedule, none of the Interests of Company or its Subsidiaries are subject to any Tax partnership agreement or provisions requiring a partnership income Tax Return.

(d)To the Knowledge of the Company, there are no material inaccuracies in the Wexpro Reserves Report, dated January 28, 2016, a correct and complete copy of which the Company has made available to Parent prior to the date of this Agreement.

Section 3.15    Contracts.

(a)For purposes of this Agreement, “Company Material Contract” means (i) any Contract which is required to be filed by any Reporting Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or (ii) any Contract, including any joint development or operating agreement, partnership or other similar agreement or arrangement, any gathering, processing, development, production, cost-of-service or similar agreement, including agreements between Questar Gas Company and Wexpro Company, any futures contract, option contract or other derivative transaction, any transportation or storage contract, any Contract relating to the Company’s or its Subsidiaries’ Interests, any throughput contract or any agreement relating to Indebtedness, that relates to or involves future expenditures, receipts or payments by the Company or any of its Subsidiaries of more than $40,000,000.00 in any one (1) year period that cannot be terminated on less than 90 days notice without material payment or penalty. Except for any Company Material Contract that has been filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act, each Company Material Contract is set forth on Section 3.15 of the Company Disclosure Schedule.

(b)Each Company Material Contract is valid and binding on the Company and any of its Subsidiaries to the extent the Company or such Subsidiary is a party thereto, as applicable, and, to the Knowledge of the Company, each other party thereto and is in full force and effect and enforceable in accordance with its terms (subject to the Bankruptcy and Equity Exception), except where the failure to be valid, binding, enforceable and in full force and effect, would not reasonably be expected to have a Company Material Adverse Effect. The Company and each of its Subsidiaries, and, to the Knowledge of the Company, any other party thereto, (i) has performed all obligations required to be performed by it under each Company Material Contract, except where such noncompliance would not reasonably be expected to have a Company Material Adverse Effect, and (ii) has not received any written notice of material breach, violation, default, suspension, modification, cancellation, revocation, removal, withdrawal or disallowance of payment under or with respect to any Company Material Contract.

Section 3.16    Labor.        Neither the Company nor any of its Subsidiaries is party to any collective bargaining agreement.  As of the date of this Agreement, there is no labor strike, lockout or work stoppage, or, to the Knowledge of the Company, threat thereof, by or with respect to any employee of the Company or any of its Subsidiaries, except where such strike, lockout or work stoppage would not reasonably be expected to have a Company Material Adverse Effect. There are no actions, charges or investigations pending or, to the Knowledge of the Company, threatened by or on behalf of any employee or labor organization alleging violations of local, state or federal Laws relating to employment or labor practices, except as would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.17    Opinion of Financial Advisor. The Company Board has received the opinion of Goldman, Sachs & Co., dated as of the date of this Agreement, to the effect that, as of such date, and subject to the various assumptions and qualifications set forth therein, the Merger Consideration to be received in the Merger by holders of the Company Common Stock is fair from a financial point of view to the holders of the Company Common Stock.

Section 3.18    Brokers and Other Advisors. Except for Goldman, Sachs & Co., no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee, in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

Section 3.19    Company Shareholder Approval. Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 4.7, approval of this Agreement by the affirmative vote (in person or by proxy) of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote at the Company Shareholders Meeting (the “Company Shareholder Approval”) is the only vote or approval of the holders of any class or series of capital stock of the Company necessary to approve this Agreement and the Transactions.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in any of the Parent SEC Documents publicly available at least twenty-four (24) hours prior to the date of this Agreement, but excluding any risk factor disclosure under the headings “Risk Factors” or “Forward Looking Statements”, Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:
Section 4.1    Organization, Standing and Corporate Power. Parent is a corporation duly organized, validly existing and in good standing under the Laws of the Commonwealth of Virginia, and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Utah. Each of Parent and Merger Sub has all requisite corporate power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Parent is duly qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.2    Authority; Noncontravention.

(a)Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform their respective obligations hereunder and to consummate the Transactions. The execution and delivery of and performance by Parent and Merger Sub under this Agreement, and the consummation by Parent and Merger Sub of the Transactions, have been duly authorized and approved by all necessary corporate action by Parent and Merger Sub (including by the Parent Board and the board of directors of Merger Sub) and approved by Parent as the sole shareholder of Merger Sub, and no other corporate action on the part of Parent and Merger Sub is necessary to authorize the execution and delivery of and performance by Parent and Merger Sub under this Agreement and the consummation by them of the Transactions. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception. No vote or approval of the holders of any class or series of capital stock of Parent is necessary to adopt or approve this Agreement and the Transactions.

(b)    The execution and delivery of this Agreement by Parent and Merger Sub do not and neither the consummation by Parent or Merger Sub of the Transactions, nor compliance by Parent or Merger Sub with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the articles of incorporation and bylaws of Parent, in each case as amended to the date of this Agreement, (ii) assuming that each of the consents, authorizations and approvals referred to in Section 4.3 (and any condition precedent to any such consent, authorization or approval has been satisfied) is obtained or given, as applicable, and each of the filings referred to in Section 4.3 are made and any applicable waiting periods referred to therein have expired, violate any Law applicable to Parent, Merger Sub or any of their respective Subsidiaries or any of their respective properties or assets or (iii) result in any breach of, or constitute a default (with or without notice or lapse of time or both) under, or give rise to any right of termination, amendment, acceleration or cancellation of, any Contract to which Parent, Merger Sub or any of their respective Subsidiaries is a party or by which they or any of their respective properties or assets may be bound, except, in the case of clauses (ii) and (iii), as would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.3    Governmental Approvals. Except for (a) the filing with the SEC of the Proxy Statement, in preliminary and definitive form, and other filings required under, and compliance with other applicable requirements of, the Exchange Act and the rules of the NYSE in connection with this Agreement and the Merger, (b) the filing of the Articles of Merger with the Division pursuant to the URBCA, (c) the Required Statutory Approvals and (d) filings required under, and compliance with other applicable requirements of, the HSR Act, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions, other than as would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.4    Brokers and Other Advisors. Except for fees which will be paid by Parent, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee, in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.

Section 4.5    Ownership and Operations of Merger Sub. Parent owns beneficially and of record all of the outstanding capital stock of Merger Sub, all of which is duly authorized, validly issued, fully paid and non-assessable. Merger Sub was formed solely for the purpose of engaging in the Transactions and such other purposes as are specified in Merger Sub’s articles of incorporation. Merger Sub has no assets, liabilities or obligations and, since the date of its formation, has not engaged in any business activities or conducted any operations except in each case as arising from the execution of this Agreement and the performance of its covenants and agreements hereunder.

Section 4.6    Sufficient Funds. Parent has, and shall have available at and at all times prior to and at the Effective Time, sufficient cash and cash equivalents and other sources of immediately available funds to deliver the aggregate Merger Consideration and make the payments required under Section 2.3, and any other amounts incurred or otherwise payable by Parent, Merger Sub or the Surviving Corporation in

connection with the Transactions (such sources being collectively referred to herein as the “Transaction Financing”), and there is no restriction on the use of such cash for such purposes. Parent has the financial resources and capabilities to fully perform its obligations under this Agreement. Parent and Merger Sub acknowledge and agree that their obligations hereunder are not subject to any conditions regarding Parent’s, Merger Sub’s or any other Person’s ability to obtain financing for the consummation of the Transactions.

Section 4.7    Share Ownership. Neither Parent nor Merger Sub is, individually or, to Parent’s Knowledge, together with its “affiliates” and “associates” (as such terms are defined in Rule 12b-2 of the Exchange Act), a “beneficial owner” (as such term is defined in Rule 13d-3 of the Exchange Act) of a number of shares of Company Common Stock equal to or greater than five percent (5%) of the total number of issued and outstanding shares of Company Common Stock.

Section 4.8    Legal Proceedings. There is no pending or, to the Knowledge of Parent, threatened, Claim against Parent, Merger Sub or any of their respective Subsidiaries, nor is there any injunction, order, judgment, ruling or decree imposed upon Parent, Merger Sub or any of their respective Subsidiaries, in each case, by or before any Governmental Authority, that would reasonably be expected to have a Parent Material Adverse Effect.

Section 4.9    Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans. In connection with the due diligence investigation of the Company by Parent and Merger Sub, Parent and Merger Sub have received and may continue to receive from the Company certain estimates, projections, forecasts and other forward-looking information, as well as certain business plans and cost-related plan information, regarding the Company, its Subsidiaries and their respective businesses and operations. Parent and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking information, with which Parent and Merger Sub are familiar, that Parent and Merger Sub are making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans and cost-related plans, furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information, business plans or cost-related plans), and that neither Parent nor Merger Sub has relied upon the Company or any of its Subsidiaries, or any of their respective shareholders, directors, officers, employees, Affiliates, advisors, agents or representatives, or any other Person, with respect thereto. Accordingly, each of Parent and Merger Sub hereby acknowledge that neither the Company nor any of its Subsidiaries, nor any of their respective shareholders, directors, officers, employees, Affiliates, advisors, agents or representatives, nor any other Person, has made or is making any representation or warranty or has or shall have any liability (whether pursuant to this Agreement, in tort or otherwise) with respect to such estimates, projections, forecasts, forward-looking information, business plans or cost-related plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information, business plans or cost-related plans), except as expressly set forth in Article III of this Agreement.

ARTICLE V

COVENANTS

Section 5.1    Conduct of Business.

(a)Except as contemplated or permitted by this Agreement, as required by applicable Laws, as contemplated by any of the matters set forth in Section 5.1(a) of the Company Disclosure Schedule, or with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), during the period from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Article VII, (x) the Company shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to conduct its business in all material respects in the ordinary course and to preserve intact its present lines of business, maintain existing levels of insurance, maintain its rights and franchises and preserve satisfactory relationships with Governmental Authorities, employees, customers and suppliers, and (y) the Company shall not, and shall not permit any of its Subsidiaries to:

(i)issue, sell, or grant any shares of its capital stock, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of its capital stock, or any rights, warrants or options to purchase any shares of its capital stock, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any shares of its capital stock, except as set forth on Section 5.1(a)(i) of the Company Disclosure Schedule or the issuance of True-Up Shares;

(ii)redeem, purchase or otherwise acquire any of its outstanding shares of capital stock, or any rights, warrants or options to acquire any shares of its capital stock, except (A) pursuant to Company Material Contracts set forth on Section 5.1(a)(ii) of the Company Disclosure Schedule in effect as of the date hereof or (B) in connection with withholding to satisfy Tax obligations with respect to Company RSUs, Company Performance Share Awards, Company Restricted Shares, Company Stock Options or Company Awards, acquisitions in connection with the forfeiture of equity awards, or acquisitions in connection with the settlement of Company RSUs, Company Performance Share Awards or Company Awards, vesting of Company Restricted Shares or the exercise of Company Stock Options;

(iii)(A) declare, authorize, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock, other than (1) dividends paid by any Subsidiary of the Company to the Company or to any wholly-owned Subsidiary of the Company, (2) quarterly cash dividends with respect to the Company Common Stock not to exceed the current annual per share dividend rate by more than $0.04 per year, with record dates and payment dates consistent with the Company’s current dividend practice, or (3) a “stub period” dividend to holders of record of Company Common Stock as of immediately prior to the Effective Time equal to the product of (x) the number of days from the record date for payment of the last quarterly dividend paid by the Company prior to the Effective Time, multiplied by (y) a daily dividend rate determined by dividing the amount of the last quarterly dividend prior to the Effective Time by ninety-one (91) or (B) adjust, split, combine, subdivide or reclassify any shares of its capital stock;

(iv)incur any Indebtedness in an outstanding principal amount in excess of $200,000,000 in the aggregate in any calendar year, except for Indebtedness (1) incurred to replace, renew, extend, refinance or refund any existing Indebtedness, in the same principal amount of such existing Indebtedness and upon the maturity of such existing Indebtedness, in each case on terms that can be redeemed or prepaid at any time upon payment of the outstanding principal amount plus accrued interest without any make-whole or similar prepayment penalty (2) for borrowed money incurred pursuant to (and up to the maximum amount permitted under) any Company Material Contract relating to Indebtedness as in effect as of the date of this Agreement, or (3) among the Company and any of its wholly-owned Subsidiaries or among any of such wholly-owned Subsidiaries; provided no such Indebtedness incurred after the date of this Agreement shall contain any term that would accelerate the payment thereof or require its immediate repayment due to the transactions contemplated by this Agreement.

(v)sell, dispose of, abandon, encumber, transfer, farm-out, lease or license any of its properties or assets that are material to the Company or any of its Subsidiaries, except (A) immaterial transactions in the ordinary course of business, (B) pursuant to Company Material Contracts in force on the date of this Agreement, (C) dispositions of inventory, equipment or other assets that are no longer used or useful in the conduct of the business of the Company or any of its Subsidiaries, (D) transfers among the Company and its Subsidiaries or (E) in respect of the items set forth in Section 5.1(f), below, or on Section 5.1(a)(v) of the Company Disclosure Schedule;

(vi)make capital expenditures, except for capital expenditures budgeted in the Company’s current long term plan that was made available to Parent prior to the date hereof, which such capital expenditures shall not be in excess of $375,000,000 in the aggregate for the Company and its Subsidiaries taken as a whole during any calendar year (plus a 10% variance), excluding any acquisition expenditures permitted pursuant to Section 5.1(a)(vii);

(vii)make any acquisition (including by merger) of, or investments in, the capital stock, equity securities, membership interests or a material portion of the assets of any other Person, for consideration in excess of $50,000,000 in the aggregate in any calendar year, excluding any capital expenditures permitted pursuant to Section 5.1(a)(vi);

(viii)(1) increase in any respect the compensation of any of its directors or employees (provided that payments of bonuses and other grants and awards made in the ordinary course of business consistent with past practice shall not constitute an increase in compensation), except (A) as required pursuant to applicable Law or the terms of Company Plans or other employee benefit plans or arrangements in effect on the date of this Agreement and (B) increases in salaries, wages and benefits of employees and director fees made in the ordinary course of business consistent with past practice or (2) enter into any new individual employment or severance agreement or materially amend any such agreement, other than entry into severance agreements with terminated employees in exchange for a release of claims and in the ordinary course of business consistent with past practices;

(ix)adopt or amend any Company Plan or amend the Company’s Dividend Reinvestment and Stock Purchase Plan, as amended and restated August 1, 2011, except as required by Law or for immaterial or ministerial amendments;

(x)make any material change to its methods of accounting, except as required by GAAP (or any interpretation thereof), Regulation S-X of the Exchange Act, as required by a Governmental Authority or quasi-Governmental Authority (including the Financial Accounting Standards Board or any similar organization) or as required by applicable Law;

(xi)amend the Company Charter Documents or organizational documents of any Subsidiary of the Company (except for immaterial or ministerial amendments);

(xii)adopt a plan or agreement of complete or partial liquidation or dissolution or other re-organization;

(xiii)enter into, modify or amend in any material respect, or terminate or waive any material right under, any Company Material Contract, except for (1) any new agreement, modification, amendment, termination or waiver in the ordinary course of business consistent with past practice or (2) a termination without material penalty to the Company or any of its Subsidiaries;

(xiv)waive, release, assign, settle or compromise any material Claim against the Company or any of its Subsidiaries, other than waivers, releases, assignments, settlements or compromises that (A) with respect to the payment of monetary damages, involve only the payment of monetary damages (i) equal to or less than the amounts specifically reserved with respect thereto on the consolidated financial statements of the Company included in the Company SEC Documents (including the notes thereto) or (ii) not exceeding $1,000,000 in the aggregate during any consecutive twelve-month period, and (B) except as contemplated by Section 5.9, with respect to any non-monetary terms and conditions therein, impose or require actions that would not reasonably be expected to be material and adverse to the Company and its Subsidiaries, taken as a whole;

(xv)enter into any new line of business or materially alter any existing lines of business;

(xvi)make or change any material Tax election, change any Tax accounting period, adopt or change any material method of Tax accounting, amend any material Tax return, enter into any material closing agreement, settle or compromise any material Tax liability or obtain any material Tax ruling, in each case, except as required by applicable Law;

(xvii)take any action that would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation by Parent or any of its Subsidiaries of the Transactions;

(xviii)materially change or enter into any new information technology systems that are material to the Company and its Subsidiaries (other than routine maintenance and upgrades to existing systems); or

(xix)agree in writing to take any of the foregoing actions.

(b)During the period from the date of this Agreement until the Effective Time, Parent and Merger Sub shall not, and Parent shall cause its Subsidiaries not to, take any action that would reasonably be expected to prevent or materially impede, interfere with, or delay the consummation by Parent or Merger Sub of the Transactions.

(c)Notwithstanding anything to the contrary herein, the Company may, and may cause any of its Subsidiaries to, take reasonable actions in compliance with applicable Law with respect to any operational emergencies (including any restoration measures in response to any hurricane, tornado, tsunami, flood, earthquake or other natural disaster or weather-related event, circumstance or development), equipment failures, outages or an immediate and material threat to the health or safety of natural Persons.

(d)Between the date of this Agreement and the Effective Time, the Company and its Subsidiaries may (i) continue to make Regulatory Filings in the ordinary course of business, including those filings described on Section 5.1(d) of the Company Disclosure Schedule, (ii) respond (after reasonable consultation with Parent) to Regulatory Filings made by other parties in which the Company or one or more of its Subsidiaries is an interested party, and (iii) take any other action contemplated by or described in any such state or federal filings or other submissions filed or submitted in connection with such Regulatory Filings in the ordinary course of business; provided, however, that Company shall keep Parent promptly informed of any material communications or meetings with any Governmental Authority with respect to rate cases and shall provide copies of any written communications or materials, shall consult with Parent and give

Parent a reasonable opportunity, within the time constraints imposed in such rate cases, to comment on material written communications or materials submitted to any Governmental Authority, in each case with respect to any rate cases, which Company shall consider in good faith, and at the request of Parent, provide Parent a reasonable opportunity to participate in any material meeting or communications related thereto. Parent shall have the opportunity to review and comment on all economic aspects of any rate case filing and shall have the right to approve (which approval shall not be unreasonably withheld, conditioned or delayed) any settlement of any rate case and rate case filing insofar as it would reasonably be expected to affect any material aspect of the Surviving Corporation or any of its Subsidiaries after the Effective Time.

(e) Between the date of this Agreement and the Effective Time, the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to sell, dispose of, abandon, transfer or otherwise convey those certain assets referenced on Section 5.1(e) of the Company Disclosure Schedule. The Company shall keep Parent reasonably informed as to the status of such transactions and Parent shall have the right to consent (not to be unreasonably withheld, conditioned or delayed) to any definitive documentation reflecting the foregoing.

(f)Between the date of this Agreement and the Effective Time, the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to ensure that its firm transportation and firm storage contracts are reviewed and renewed at levels that would maintain adequate peak-day gas supplies for customers.

(g)Between the date of this Agreement and the Effective Time, the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to cooperate and coordinate with Parent with respect to the transition matters set forth on Section 5.1(g) of the Company Disclosure Schedule.

Section 5.2    Preparation of the Proxy Statement; Shareholders Meeting.

(a)As promptly as reasonably practicable following the date of this Agreement, but in any event within thirty (30) Business Days, the Company shall prepare and file with the SEC the Proxy Statement, and Parent shall cooperate with the Company with the preparation of the foregoing. The Company, with Parent’s cooperation, shall use commercially reasonable efforts to respond as promptly as reasonably practicable to and resolve all comments received from the SEC or its staff concerning the Proxy Statement. The Company agrees that (i) except with respect to any information supplied in writing to the Company by Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement, the Proxy Statement will comply in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder and (ii) none of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Proxy Statement will, on the date it is first mailed to shareholders of the Company and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company will cause the Proxy Statement to be mailed to the Company’s shareholders, as promptly as reasonably practicable after the SEC confirms that it has no further comments on the Proxy Statement. No filing of, or amendment or supplement to, or correspondence with the SEC with respect to, the Proxy Statement will be made by the Company without providing Parent a reasonable opportunity to review and comment thereon and with the Company considering in good faith such comments; provided, however, that the foregoing shall not apply with respect to a Takeover Proposal, a Superior Proposal, a Company Adverse Recommendation Change or any matters relating thereto. Each of Parent and Merger Sub shall cooperate with the Company in connection with the preparation and filing of the Proxy Statement, including promptly furnishing to the Company in writing upon request any and all information relating to it as may be required to be set forth in the Proxy

Statement under applicable Law. Each of the Parent and Merger Sub agrees that such information supplied by it in writing for inclusion (or incorporation by reference) in the Proxy Statement will not, on the date it is first mailed to shareholders of the Company and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time prior to the Effective Time, any information relating to Parent or Merger Sub or any of their respective Affiliates, officers or directors, should be discovered by Parent or Merger Sub which should be set forth in an amendment or supplement to the Proxy Statement so that the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, Parent (or Merger Sub, as the case may be) shall promptly notify the Company so that it may file with the SEC an appropriate amendment or supplement describing such information and, to the extent required by Law, disseminate such amendment or supplement to the shareholders of the Company. If, at any time prior to the Effective Time, any information relating to the Company or any of its respective Affiliates, officers or directors should be discovered by the Company which should be set forth in an amendment or supplement to the Proxy Statement so that the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Company shall promptly notify Parent and the Company shall file with the SEC an appropriate amendment or supplement describing such information and, to the extent required by Law, disseminate such amendment or supplement to the shareholders of the Company.

(b)The Company shall, as promptly as reasonably practicable after the date of the mailing of the definitive Proxy Statement to the Company’s shareholders, in accordance with applicable Law, the Company Charter Documents and the NYSE rules, duly give notice of, convene and hold a meeting of its shareholders to consider the approval of this Agreement, the plan of merger and such other matters as may be then reasonably required (including any adjournment or postponement thereof, the “Company Shareholders Meeting”); provided, however, that the Company shall be permitted to delay or postpone convening the Company Shareholders Meeting (i) with the consent of Parent, (ii) for the absence of a quorum, (iii) to allow reasonable additional time for any supplemental or amended disclosure which the Company has determined in good faith (after consultation with outside legal counsel) is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the Company Shareholders Meeting as necessary under applicable Law or (iv) to allow additional solicitation of votes in order to obtain the Company Shareholder Approval. Except if there has been a Company Adverse Recommendation Change in accordance with Section 5.3(d), the Company shall use its reasonable best efforts to solicit and secure the Company Shareholder Approval.

(c)Subject to Section 5.3 and the right of the Company Board to make a Company Adverse Recommendation Change pursuant thereto, unless and until there has been a Company Adverse Recommendation Change in accordance with Section 5.3, the Company shall include the Company Board Recommendation in the preliminary and definitive Proxy Statement. Subject to the Company’s right to terminate this Agreement under Section 7.1(d)(ii), the Company’s obligations under this Section 5.2 shall not be affected by the commencement, public proposal or communication to the Company of a Takeover Proposal, or by the withdrawal or modification by the Company Board of the Company Board Recommendation.

Section 5.3    No Solicitation; Change in Recommendation.

(a)The Company agrees that it shall, and shall cause its Subsidiaries and its and its Subsidiaries’ respective directors, officers and employees to, and shall use its reasonable best efforts to cause its other Representatives to, immediately cease all existing discussions or negotiations with any Person conducted heretofore with respect to any Takeover Proposal. Except as otherwise provided in this Agreement, from the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 7.1, the Company shall not, and shall cause its Subsidiaries and its and its Subsidiaries’ respective directors, officers and employees not to, and shall use its reasonable best efforts to cause its other Representatives not to, directly or indirectly, (i) solicit, initiate, knowingly encourage or knowingly facilitate any Takeover Proposal or the making or consummation thereof or (ii) enter into, or otherwise participate in any discussions (except to notify such Person of the existence of the provisions of this Section 5.3) or negotiations regarding, or furnish to any Person any non-public material information in connection with, any Takeover Proposal.

(b)Notwithstanding anything to the contrary contained in this Agreement, if the Company or any of its Subsidiaries, or any of its or their respective Representatives receives an unsolicited written Takeover Proposal made after the date of this Agreement and prior to receipt of the Company Shareholder Approval, the Company, the Company Board (or a duly authorized committee thereof) and the Company’s Representatives may engage in negotiations and discussions with, or furnish any information and other access to, any Person making such Takeover Proposal and any of its Representatives or potential sources of financing if the Company Board determines in good faith, after consultation with the Company’s outside legal and financial advisors, that such Takeover Proposal is or could reasonably be expected to lead to a Superior Proposal and that failure to take such actions would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law; provided that prior to engaging in any negotiations or discussions with, or furnishing any non-public information to, any such Person or its Representatives, the Company and the Person making such Takeover Proposal shall have entered into an Acceptable Confidentiality Agreement. The Company will promptly (and in any event within the later of twenty-four (24) hours and 5:00 p.m. Salt Lake City time on the next Business Day) notify Parent in writing of the receipt of such Takeover Proposal and the material terms and conditions of such Takeover Proposal, including the identity of the Person making such Takeover Proposal. The Company will keep Parent promptly informed (and in any event within the later of twenty-four (24) hours and 5:00 p.m. Salt Lake City time on the next Business Day) in all material respects of the status of and material communications relating to such Takeover Proposal (including any change in the price or other material terms thereof). The Company shall not terminate, amend, modify, waive or fail to enforce any provision of any “standstill” or similar obligation of any Person unless the Company Board (or a duly authorized committee thereof) determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law.

(c)Except as otherwise provided in this Agreement, neither the Company Board nor any committee thereof shall (i)(A) withdraw, change, qualify, withhold or modify, or publicly propose to withdraw, change, qualify, withhold or modify, in a manner adverse to Parent, the Company Board Recommendation, (B) adopt, approve or recommend, or publicly propose to adopt, approve or recommend, any Takeover Proposal, (C) fail to include the Company Board Recommendation in the Proxy Statement or (D) fail to recommend against any Takeover Proposal subject to Regulation 14D under the Exchange Act in any solicitation or recommendation statement made on Schedule 14D-9 within ten (10) Business Days after Parent so requests reaffirmation in writing (provided, that Parent shall be entitled to make such a written request for reaffirmation only once for each Takeover Proposal and once for each material amendment to such Takeover Proposal) (any action described in this clause (i) being referred to herein as a “Company Adverse Recommendation Change”) or (ii) cause or permit the Company or any of its Affiliates to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, agreement or commitment (other than an Acceptable Confidentiality Agreement) constituting, or that would reasonably be expected to lead to, any Takeover Proposal (a “Company Acquisition Agreement”).

(d)Notwithstanding anything to the contrary in this Agreement, at any time prior to obtaining the Company Shareholder Approval, the Company Board (or a duly authorized committee thereof) may make a Company Adverse Recommendation Change (and, solely with respect to a Superior Proposal, terminate this Agreement pursuant to Section 7.1(d)(ii)), if (i) (A) a Company Intervening Event has occurred or (B) the Company has received a Superior Proposal other than as a result of a breach of this Section 5.3 (other than immaterial breach), in each case, if the Company Board (or a duly authorized committee thereof) determines in good faith, after consultation with its outside legal counsel, that the failure to make a Company Adverse Recommendation Change as a result of the occurrence of such Company Intervening Event or in response to the receipt of such Superior Proposal, as the case may be, would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law and (ii) (A) the Company provides Parent prior written notice of its intent to make any Company Adverse Recommendation Change or terminate this Agreement pursuant to Section 7.1(d)(ii) at least four (4) Business Days prior to taking such action to the effect that, absent any modification to the terms and conditions of this Agreement, the Company Board has resolved to effect a Company Adverse Recommendation Change or to terminate this Agreement pursuant to Section 7.1(d)(ii), which notice shall specify the basis for such Company Adverse Recommendation Change or termination and attaching the most current draft of any Company Acquisition Agreement and any other material documents with respect to, the Superior Proposal (or, if no such draft exists, a summary of the material terms and conditions of such Superior Proposal), if applicable (a “Notice of Recommendation Change”) (it being understood that such Notice of Recommendation Change shall not in itself be deemed a Company Adverse Recommendation Change and that any change in price or material revision or amendment to the terms of a Superior Proposal, if applicable, shall require a new notice to which the provisions of clauses (ii)(A), (B) and (C) of this Section 5.3(d) shall apply mutatis mutandis except that, in the case of such a new notice, all references to four (4) Business Days in this Section 5.3(d) shall be deemed to be two (2) Business Days); (B) during such four (4) Business Day period, if requested by Parent, the Company shall make its Representatives reasonably available to negotiate in good faith with Parent and its Representatives regarding any modifications to the terms and conditions of this Agreement that Parent proposes to make; and (C) at the end of such four (4) Business Day period and taking into account any modifications to the terms of this Agreement proposed by Parent to the Company in a written, binding and irrevocable offer, the Company Board determines in good faith (after consultation with outside legal counsel) that the failure to make such a Company Adverse Recommendation Change would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, and that, in the case of a Company Adverse Recommendation Change with respect to a Takeover Proposal, such Takeover Proposal still constitutes a Superior Proposal.

(e)Nothing contained in this Agreement shall prohibit the Company or the Company Board (or a duly authorized committee thereof) from (i) taking and disclosing to the shareholders of the Company a position contemplated by Rule 14e-2(a) under the Exchange Act or making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 under the Exchange Act, (ii) making any disclosure to the shareholders of the Company if the Company Board (or a duly authorized committee thereof) determines in good faith, after consultation with its outside legal counsel, that the failure to make such disclosure would be reasonably likely to be inconsistent with applicable Law, (iii) informing any Person of the existence of the provisions contained in this Section 5.3 or (iv) making any “stop, look and listen” communication to the shareholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act (or any similar communication to the shareholders of the Company). No disclosures under this Section 5.3(e) shall be, in themselves, a breach of Section 5.3 or a basis for Parent to terminate this Agreement pursuant to Article VII.

(f)As used in this Agreement, “Takeover Proposal” shall mean any bona fide inquiry, proposal or offer from any Person (other than Parent, Merger Sub and any of its Affiliates thereof) to purchase or otherwise acquire, directly or indirectly, in a single transaction or series of related transactions, (a) assets of the Company and its Subsidiaries (including securities of Subsidiaries) that account for 15% or more of the Company’s consolidated assets or from which 15% or more of the Company’s revenues or earnings on a consolidated basis are derived or (b) 15% or more of the outstanding Company Common Stock pursuant to a merger, consolidation or other business combination, sale or issuance of shares of capital stock, tender offer, share exchange, recapitalization or similar transaction involving the Company, in each case other than the Merger.

(g)As used in this Agreement, “Superior Proposal” shall mean any unsolicited written Takeover Proposal on terms which the Company Board (or a duly authorized committee thereof) determines in good faith, after consultation with the Company’s outside legal counsel and independent financial advisors, to be more favorable to the holders of Company Common Stock than the Transactions (as may be revised pursuant to Section 5.3(d) of this Agreement), taking into account, to the extent applicable, the legal, financial, regulatory and other aspects of such proposal and this Agreement that the Company Board considers relevant; provided that for purposes of the definition of Superior Proposal, the references to “15%” in the definition of Takeover Proposal shall be deemed to be references to “50%.”

Section 5.4    Reasonable Best Efforts.

(a)Subject to the terms and conditions of this Agreement, each of the Company, Parent and Merger Sub shall use its respective reasonable best efforts to (i) cause the Transactions to be consummated as soon as practicable, (ii) make promptly any required submissions and filings under applicable Antitrust Laws or to Governmental Authorities with respect to the Transactions, (iii) promptly furnish information required in connection with such submissions and filing to such Governmental Authorities or under such Antitrust Laws, (iv) keep the other parties reasonably informed with respect to the status of any such submissions and filings to such Governmental Authorities or under Antitrust Laws and cooperate with each other, including with respect to: (A) the receipt of any non-action, action, clearance, consent, approval or waiver, (B) the expiration of any waiting period, (C) the commencement or proposed or threatened commencement of any investigation, litigation or administrative or judicial action or proceeding under Antitrust Laws or other applicable Laws and (D) the nature and status of any objections raised or proposed or threatened to be raised under Antitrust Laws or other applicable Laws with respect to the Transactions and (v) obtain all actions or non-actions, approvals, consents, waivers, registrations, permits, authorizations and other confirmations from any Person necessary to consummate the Transactions as soon as practicable. For purposes hereof, “Antitrust Laws” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, all applicable foreign Antitrust Laws and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

(b)In furtherance and not in limitation of the foregoing: (i) each party hereto agrees to (A) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions as promptly as reasonably practicable following the date of this Agreement (and in any event within ten (10) Business Days after the date hereof (unless the parties otherwise agree)), (B) supply as soon as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and (C) use its reasonable best efforts to take, or cause to be taken, all other actions consistent with this Section 5.4 necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act (including any extensions thereof) as soon as practicable and (ii) each party agrees to (A) make or cause to be made the appropriate filings (including notice filings) as soon as practicable (and in any event within twenty-one (21) Business Days after the date hereof (unless the parties otherwise agree)) with the

PSCU, PSCW and PUCI relating to the Merger, (B) supply as soon as practical any additional information and documentary material that may be required or requested by the PSCU, PSCW and PUCI and any other applicable Governmental Authority and (C) use its reasonable best efforts to take or cause to be taken all other actions consistent with this Section 5.4 as necessary to obtain any necessary approvals, consents, waivers, permits, authorizations or other actions or non-actions from the PSCU, PSCW and PUCI as soon as practicable. Promptly after the date of this Agreement, at Parent’s reasonable request, the Company and Parent agree to meet and confer in good faith to discuss and consider combining or consolidating any outstanding or planned rate cases with respect to the Required Statutory Approvals and filings set forth in Section 5.4(b)(ii)(A).

(c)The Company, Parent and Merger Sub shall, subject to applicable Law relating to the exchange of information: (i) promptly notify the other parties hereto of (and if in writing, furnish the other parties with copies of) any communication to such Person from a third person or any Governmental Authority regarding the filings and submissions described in Section 5.4(a) and permit the others to review and discuss in advance (and to consider in good faith any comments made by the others in relation to) any proposed written response to any communication from a Governmental Authority regarding the filings and submissions described in Section 5.4(a), (ii) keep the others reasonably informed of any developments, meetings or discussions with any Governmental Authority in respect of any filings, investigation or inquiry concerning the Transactions and (iii) not independently participate in any meeting or discussions with a Governmental Authority in respect of any filings, investigation or inquiry concerning the Transactions without giving the other party prior notice of such meeting or discussions and, unless prohibited by such Governmental Authority, the opportunity to attend or participate; provided, that the parties shall be permitted to redact any correspondence, filing, submission or communication to the extent such correspondence, filing, submission or communication contains competitively or commercially sensitive information, including information relating to the valuation of the Transactions.

(d)In furtherance and not in limitation of the foregoing, but subject to the other terms and conditions of this Section 5.4, Parent, Merger Sub and the Company agree to take promptly any and all steps necessary to avoid, eliminate or resolve each and every impediment and obtain all clearances, consents, approvals and waivers under Antitrust Laws or other applicable Laws that may be required by any Governmental Authority, so as to enable the parties to close the Transactions as soon as practicable (and in any event no later than three (3) Business Days prior to the End Date), including committing to and effecting, by consent decree, hold separate orders, trust, or otherwise, (i) the sale, license, holding separate or other disposition of assets or businesses of Parent or Company or any of their respective Subsidiaries, (ii) terminating, relinquishing, modifying, or waiving existing relationships, ventures, contractual rights, obligations or other arrangements of Parent or Company or their respective Subsidiaries and (iii) creating any relationships, ventures, contractual rights, obligations or other arrangements of Parent or Company or their respective Subsidiaries (each a “Remedial Action”); provided, however, that any Remedial Action may, at the discretion of the Company or Parent, be conditioned upon consummation of the Transactions.

(e)In furtherance and not in limitation of the foregoing, but subject to the other terms and conditions of this Section 5.4, in the event that any litigation or other administrative or judicial action or proceeding is commenced, threatened or is reasonably foreseeable challenging any of the Transactions and such litigation, action or proceeding seeks, or would reasonably be expected to seek, to prevent, materially impede or materially delay the consummation of the Transactions, Parent shall use reasonable best efforts to take any and all action, including a Remedial Action, to avoid or resolve any such litigation, action or proceeding as promptly as practicable (and in any event shall commence such action no later than three (3) Business Days prior to the End Date). In addition, each of the Company, Parent and Merger Sub shall cooperate with each other and use its respective reasonable best efforts to contest, defend and resist any such litigation, action or proceeding and to have vacated, lifted, reversed or overturned any ruling, decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, delays, interferes with or restricts consummation of the Transactions as promptly as practicable and in any event no later than three (3) Business Days prior to the End Date.

(f)From the date hereof until the earlier of the Effective Time and the date this Agreement is terminated pursuant to Article VII, neither Parent, Merger Sub nor Company shall, nor shall they permit their respective Subsidiaries to, acquire or agree to acquire any rights, assets, business, Person or division thereof (through acquisition, license, joint venture, collaboration or otherwise), if such acquisition, would reasonably be expected to materially increase the risk of not obtaining any applicable clearance, consent, approval or waiver under Antitrust Laws or other applicable Laws with respect to the Transactions, or would reasonably be expected to materially prevent or prohibit or impede, interfere with or delay obtaining any applicable clearance, consent, approval or waiver under Antitrust Laws or other applicable laws with respect to the Transactions.

(g)Notwithstanding the obligations set forth in this Agreement, Parent and its Affiliates shall not be required to, and, without the prior written consent of Parent (which consent may be withheld at Parent’s sole discretion) the Company shall not, and shall cause its Subsidiaries not to, in connection with obtaining any consent or approval of any Governmental Authority in connection with this Agreement or the transactions contemplated hereby, offer or accept, or agree, commit to agree or consent to, any undertaking, term, condition, liability, obligation, commitment or sanction (including any Remedial Action), that constitutes a Burdensome Condition.
(h)Parent shall promptly notify the Company and the Company shall notify Parent of any notice or other communication from any Governmental Authority alleging that such Governmental Authority’s consent is or may be required in connection with or as a condition of the Merger.

Section 5.5    Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by Parent and the Company. Following such initial press release, Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the Transactions and shall not issue any such press release or make any such public statement prior to such consultation, except as such party may reasonably conclude may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system (and then only after as much advance notice and consultation as is feasible); provided, however, that the restrictions set forth in this Section 5.5 shall not apply to any release or public statement (a) made or proposed to be made by the Company in connection with a Takeover Proposal, a Superior Proposal or a Company Adverse Recommendation Change or any action taken pursuant thereto, (b) in connection with any dispute between the parties regarding this Agreement or the Transactions or (c) that is not inconsistent in any material respects with the prior public disclosures regarding the Transactions.

Section 5.6    Access to Information; Confidentiality.

(a)Subject to applicable Laws relating to the exchange of information, from the date hereof until the earlier of the Effective Time or the date on which this Agreement is terminated in accordance with its terms, the Company shall afford to Parent and its Representatives reasonable access (at Parent’s sole cost and expense) during normal business hours and upon reasonable advance notice to the Company’s and its Subsidiaries’ properties and personnel (but excluding for the conduct of Phase I or Phase II environmental assessments or testing), books, Contracts and records and the Company and its Subsidiaries shall furnish promptly to Parent such information concerning its business and properties as Parent may reasonably request

(other than any publicly available document filed by the Company and its Subsidiaries pursuant to the requirements of federal or state securities Laws); provided that Parent and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the other party; provided, further, (x) that the Company shall not be obligated to provide such access or information if the Company determines, in its reasonable judgment, that doing so would violate applicable Law or a Contract or obligation of confidentiality owing to a third party, jeopardize the protection of the attorney-client privilege, or expose such party to risk of liability for disclosure of sensitive or personal information and (y) the conduct of such activities shall be subject to the rights and obligations of the Company referred to in the final proviso of the final sentence of Section 5.4(c) hereof. Without limiting the foregoing, the Company shall, and shall cause its Subsidiaries to, provide commercially reasonable assistance to Dominion Midstream Partners (including the Conflicts Committee of DMPGP) in connection with the preparation of financial statements that may be required in connection with any proposed contribution of Questar Pipeline or any of its assets to Dominion Midstream Partners. Until the Effective Time, the information provided will be subject to the terms of the confidentiality letter agreement, dated as of December 30, 2015, between Parent and the Company (as it may be amended from time to time, the “Confidentiality Agreement”), and, without limiting the generality of the foregoing, Parent and Company shall not, and Parent and Company shall cause their respective Representatives not to, use such information for any purpose unrelated to the consummation of the Transactions.

(b)If this Agreement is terminated pursuant to Section 7.1, the Confidentiality Agreement shall automatically be deemed to be amended and restated such that (i) the “Restricted Period” for all purposes of the Confidentiality Agreement shall be the period of eighteen (18) months from the date of such termination, as if the Parties had never entered into this Agreement, and (ii) the other provisions of the Confidentiality Agreement shall remain in force and effect for a period of two (2) years after such termination, as if the parties hereto had never entered into this Agreement.

Section 5.7    Takeover Laws. If any Takeover Statute becomes applicable to the Transactions, the Company and the Company Board will use reasonable best efforts to ensure that such Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Transactions.

Section 5.8    Indemnification and Insurance.

(a)From and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, (i) indemnify, defend and hold harmless each current and former director, officer and employee of the Company and any of its Subsidiaries and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of the Company or any of its Subsidiaries (each, an “Indemnitee” and, collectively, the “Indemnitees”) against all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) in connection with any actual or threatened claim, suit, action, proceeding or investigation (whether civil, criminal, administrative or investigative) (each, a “Claim”), whenever asserted, arising out of, relating to or in connection with any action or omission relating to their position with the Company or its Subsidiaries occurring or alleged to have occurred before or at the Effective Time (including any Claim relating in whole or in part to this Agreement or the Transactions), to the fullest extent permitted under applicable Law and (ii) assume all obligations of the Company and its Subsidiaries to the Indemnitees in respect of limitation of liability, exculpation, indemnification and advancement of expenses as provided in (A) the Company Charter Documents and the respective organizational documents of each of the Company’s Subsidiaries as currently in effect and (B) any indemnification agreements with an Indemnitee listed on Section 5.8(a) of the Company Disclosure Schedule, which shall in each case survive the Transactions and continue in full force and effect to the extent permitted by applicable Law. Without limiting the foregoing, at the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, cause the articles of incorporation and bylaws of the Surviving Corporation to include provisions for limitation of liabilities of directors and officers, indemnification, advancement of expenses and exculpation of the Indemnitees no less favorable to the Indemnitees than as set forth in the Company Charter Documents in effect on the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees except as required by applicable Law.

(b)From and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, pay and advance to an Indemnitee any expenses (including fees and expenses of legal counsel) in connection with any Claim relating to any acts or omissions covered under this Section 5.8 or the enforcement of an Indemnitee’s rights under this Section 5.8 as and when incurred to the fullest extent permitted under applicable Law, provided that the person to whom expenses are advanced provides an undertaking to repay such expenses if it is ultimately determined by a court of competent jurisdiction that such Indemnitee is not entitled to indemnification for such matter.

(c)For a period of six (6) years from the Effective Time, Parent shall cause to be maintained in effect coverage not materially less favorable than the coverage provided by the policies of directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the date hereof maintained by the Company and its Subsidiaries with respect to matters arising on or before the Effective Time either through the Company’s existing insurance provider or another provider reasonably selected by Parent; provided, however, that, after the Effective Time, Parent shall not be required to pay annual premiums in excess of 300% of the annual premium currently paid by the Company in respect of the coverages required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount; provided, further, that in lieu of the foregoing insurance coverage, the Company may purchase “tail” insurance coverage, at a cost no greater than the aggregate amount which Parent would be required to spend during the six-year period provided for in this Section 5.8(c), that provides coverage not materially less favorable than the coverage described above to the insured persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by the Company and its Subsidiaries as of the date hereof with respect to matters arising on or before the Effective Time.

(d)The provisions of this Section 5.8 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives from and after the Effective Time, and (ii) in addition to, and not in substitution for or limitation of, any other rights to indemnification or contribution that any such Person may have by contract or otherwise. The obligations of Parent and the Surviving Corporation under this Section 5.8 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 5.8 applies unless (A) such termination or modification is required by applicable Law or (B) the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 5.8 applies shall be third party beneficiaries of this Section 5.8).

(e)In the event that Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent and the Surviving Corporation shall assume all of the obligations thereof set forth in this Section 5.8.

Section 5.9    Transaction Litigation. Each of Parent and the Company shall notify the other promptly of the commencement of any shareholder litigation relating to this Agreement or the Transactions of which it has received notice or which, to the Knowledge of the Company, is threatened (“Transaction Litigation”). The Company shall give Parent the opportunity to participate in, but not control, the defense or settlement of any Transaction Litigation, and no such settlement of any Transaction Litigation shall be agreed to by the Company without Parent’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed.

Section 5.10    Section 16. Prior to the Effective Time, each of the Company, Parent and Merger Sub shall take all such steps reasonably necessary to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) directly resulting from the Merger by each individual who will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company immediately prior to the Effective Time to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.11    Employee Matters.

(a)Until the later of one (1) year following the Effective Time or December 31, 2017 (the “Continuation Period”), Parent shall provide, or shall cause to be provided, to each individual who is employed by the Company or any of its Subsidiaries (including the Surviving Corporation and its Subsidiaries) immediately prior to the Effective Time (each, a “Company Employee”) annual base salary and base wages, target annual cash bonuses (subject to the satisfaction of performance criteria determined by Parent, provided that such performance criteria shall be no less favorable than for other similarly situated employees of Parent and its Subsidiaries) and target long-term incentive compensation opportunities (which shall be in a form and subject in whole or in part to the satisfaction of performance criteria as determined by Parent, provided that the form of such awards and the performance criteria shall be no less favorable than for other similarly situated employees of Parent and its Subsidiaries) and employee benefits (excluding any voluntary elective deferral component of any nonqualified deferred compensation plan) that, in each case, are no less favorable in the aggregate than such annual base salary and base wages, target annual cash bonuses and target long-term incentive compensation opportunities and employee benefits provided to the Company Employees immediately prior to the Effective Time; provided, however, that annual cash bonus and any long-term incentive compensation opportunities shall not be required to be provided for performance periods commencing before January 1, 2017 and, if the Effective Time occurs in 2017, any annual cash bonus opportunity may be pro-rated based on days of service during such performance period on and after the Closing Date. Notwithstanding any other provision of this Agreement to the contrary and without limiting the generality of the foregoing, Parent shall or shall cause the Surviving Corporation to provide any Company Employee whose employment terminates under circumstances entitling the Company Employee to severance under the applicable Parent severance plan, program or arrangement (or any successor thereto) (collectively, the “Parent Severance Programs”) during the Continuation Period (including, for avoidance of doubt, any Company Employee whose employment terminates under such circumstances in an individual or one-off termination and regardless of whether any other employee is affected) or, with respect to the Company Employees identified on Section 5.11(a) of the Company Disclosure Schedule, whose employment terminates for “Good Reason” (as defined in Section 5.11(a) of the Company Disclosure Schedule), and who signs a general release of claims on a form satisfactory to Parent, with severance benefits no less favorable than those provided to similarly situated employees of Parent and its Subsidiaries under the Parent Severance Programs, and, for the avoidance of doubt, taking into account all of the Company Employee’s service with the Company and its Subsidiaries (and their predecessors) for purposes of determining the levels of severance benefits to be provided to such Company Employee under the Parent Severance Programs; provided, however, that no Company Employee who is covered by the Company Executive Severance Compensation Plan or any other severance plan or arrangement with the Company or its Subsidiaries that provides for more favorable severance payments and benefits than the Parent Severance Program shall be eligible for coverage under the Parent Severance Program.

(b)For all purposes (including purposes of vesting, eligibility to participate and level of benefits but not for purposes of defined benefit pension accrual) under the employee benefit plans of Parent and its Subsidiaries providing benefits to any Company Employee after the Effective Time (including the Company Plans) (the “New Plans”), each Company Employee shall be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Company Employee was entitled, before the Effective Time, to credit for such service under any Company Plan in which such Company Employee participated or was eligible to participate immediately prior to the Effective Time; provided, however, that the foregoing shall not apply to the extent that its application would result in a duplication of benefits with respect to the same period of service and, provided further, that no Company Employee shall be entitled based on such prior credited service or otherwise to participate in any frozen or grandfathered plan or benefit formula of Parent or any of its Subsidiaries that would not be offered to employees first hired by Parent or its Subsidiaries after the Effective Time. Furthermore, to the extent a Company Employee or a “Company Retired Employee” (as defined below) becomes eligible to participate in Parent’s or its Subsidiaries’ retiree medical plan, for all purposes (including purposes of vesting, eligibility to participate and level of benefits) under the retiree medical plan of Parent and its Subsidiaries, each (x) Company Employee and (y) former employee of the Company or any of its Subsidiaries whose employment with the Company or any of its Subsidiaries ended as a result of such former employee’s retirement and who is eligible to participate in the Company’s retiree medical plan as of the Effective Time (the “Company Retired Employees”), shall be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Company Employee or Company Retired Employee was entitled, immediately before the Effective Time, to credit for such service under the Company’s retiree medical plan as of the Effective Time; provided that any individual who waived participation in the Company’s retiree medical plan but is still eligible, pursuant to the terms of such retiree medical plan as in effect on the date hereof, to participate in such plan, shall remain eligible to participate in such plan but shall not be or become eligible to participate in any retiree medical plan of the Parent and its Subsidiaries (other than the Surviving Corporation) and provided further that the parties agree to the matters set forth on Section 5.11(c) of the Company Disclosure Schedule. Parent shall, or shall cause an Affiliate to, provide postretirement medical benefits to Eligible Retirees (as defined below) that (i) during the Continuation Period are no less favorable than those provided under the Company’s postretirement medical program in effect as of December 31, 2015 (the “Company Retiree Health Plan”) and (ii) following the Continuation Period are no less favorable than either (1) those provided under the Company Retiree Health Plan or (2) those provided to similarly situated, as applicable, employees and retirees who participate in the post-retirement programs of Parent or its Subsidiaries (other than the Surviving Corporation). “Eligible Retirees” means Company Retired Employees and Company Employees who are or become eligible to participate in the Company Retiree Health Plan as in effect on January 1, 2016. In addition, and without limiting the generality of the foregoing, (i) each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is replacing comparable coverage under a Company Plan in which such Company Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, Parent shall use commercially reasonable efforts to cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Company Employee and his or her covered dependents, to the extent such conditions were inapplicable or waived under the comparable Old Plans of the Company or its Subsidiaries in which such Company Employee participated immediately prior to the Effective Time. Parent shall use commercially reasonable efforts to cause any eligible expenses incurred by any Company Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Company Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Company Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c)Without limiting the generality of Section 5.11(a), from and after the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to assume and honor and continue all obligations under the Company Plans and compensation and severance arrangements and agreements in accordance with their terms as in effect immediately before the Effective Time, and the Transactions shall be deemed to constitute a “change in control,” “change of control”, “corporate transaction” or similar words to such effect under such Company Plans, arrangements or agreements.

(d)To the extent that the Effective Time occurs (i) in 2016 or (ii) following the end of the 2016 performance period with respect to the Company’s Annual Incentive Plans or any other applicable annual bonus plan, but, in each case, prior to payment of the bonuses for such 2016 performance period, Parent shall cause the Surviving Corporation to pay to each Company Employee the greater of (i) the Company Employee’s target bonus for such 2016 performance period and (ii) the bonus to which the Company Employee would be entitled for such 2016 performance period based on actual performance. In addition, in the event that the Effective Time occurs in 2017, at the Effective Time, Parent shall cause the Surviving Corporation to pay to each Company Employee a pro-rata portion of any bonus that such Company Employee would have been entitled to receive under the Company’s Annual Incentive Plans and any other applicable annual bonus plan for the 2017 performance period based on the Company Employee’s target bonus for such 2017 performance period.

(e)Notwithstanding anything to the contrary herein, the provisions of this Section 5.11 are solely for the benefit of the parties to this Agreement, and no provision of this Section 5.11 is intended to, or shall, constitute the establishment or adoption of or an amendment to any Company Plans or any employee benefit plan of Parent, Surviving Corporation or their respective Subsidiaries, and no Company Employee or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement or have the right to enforce the provisions hereof including in respect of continued employment (or resumed employment). Unless otherwise specifically provided in this Section 5.11, no provision of this Agreement shall constitute a limitation on Parent’s, the Surviving Corporation’s or their respective Subsidiaries’ right to amend, modify or terminate, after the Effective Time, any Company Plan or any employee benefit plan of Parent, Surviving Corporation or their respective Subsidiaries. Nothing contained herein shall alter the at-will employment relationship of any Company Employee.

Section 5.12    Merger Sub and Surviving Corporation. Parent shall take all actions necessary to (a) cause Merger Sub and the Surviving Corporation to perform promptly their respective obligations under this Agreement and (b) cause Merger Sub to consummate the Merger on the terms and conditions set forth in this Agreement. Prior to the Effective Time, Merger Sub shall not engage in any activity of any nature except for activities related to or in furtherance of the Transactions.

Section 5.13    No Control of Other Party’s Business. Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.14    Stock Exchange Delisting; Exchange Act Deregistration. Before the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE and SEC to enable the delisting by the Surviving Corporation of the Company Common Stock from the NYSE and the deregistration of the Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten (10) days after the Closing Date.

Section 5.15    Advice of Changes. From and after the date of this Agreement until the Effective Time, each of Parent and the Company will, to the extent not in violation of any applicable Law, promptly notify the other of (a) any circumstance, development, change, event, occurrence or effect of which it has Knowledge that has had or that would reasonably be expected to have a Parent Material Adverse Effect or a Company Material Adverse Effect, as the case may be, or (b) any material breach of any of its representations, warranties or covenants contained in this Agreement that would reasonably be expected to give rise to a failure of any condition to the obligations of the other party to effect the Merger set forth in Article VI to be satisfied, provided that (i) no such notification will affect the representations, warranties or covenants of the parties or the conditions to the obligations of the parties under this Agreement and (ii) in no event shall the failure to comply with this Section 5.15 give rise to a failure of any condition set forth in Article VI to be satisfied.

Section 5.16    Financing Cooperation

(a)The Company shall, and shall cause the Subsidiaries of the Company to, (i) provide commercially reasonable assistance with the preparation of and any discussions regarding the business, financial statements, and management discussion and analysis of the Company and the Subsidiaries of the Company, all for use in connection with any debt or equity financing to be obtained by Parent or any Subsidiary of the Parent, including any registration statement filed with the SEC in anticipation thereof (the “Financing”, which term shall include, without limitation, the Transaction Financing) where Parent determines that the inclusion of such information is required or desirable, and (ii) request that its independent accountants provide customary and reasonable assistance to Parent or any Subsidiary of Parent, as applicable, in connection with providing customary comfort letters in connection with the Financing; provided, further, that nothing in this Agreement shall require the Company to cause the delivery of (A) legal opinions or reliance letters or any certificate as to solvency or any other certificate necessary for the Financing, other than as allowed by the preceding clause (ii), (B) any audited financial information or any financial information prepared in accordance with Regulation S-K or Regulation S-X under the Securities Act or any financial information in a form not customarily prepared by the Company with respect to any period or (C) any financial information with respect to a month or fiscal period that has not yet ended or has ended less than forty-five (45) days prior to the date of such request.

(b)Notwithstanding anything to the contrary contained in this Agreement (including this Section 5.16): (i) nothing in this Agreement (including this Section 5.16) shall require any such cooperation to the extent that it would (A) require the Company to pay any commitment or other fees, reimburse any expenses or otherwise incur any liabilities or give any indemnities prior to the Closing, (B) unreasonably interfere with the ongoing business or operations of the Company or any of the Subsidiaries of the Company, (C) require the Company or any of the Subsidiaries of the Company to enter into or approve any agreement or other documentation effective prior to the Closing or agree to any change or modification of any existing agreement or other documentation that would be effective prior to the Closing, (D) require the Company to provide pro forma financial statements or pro forma adjustments reflecting the Financing or any description of all or any component of the Financing (it being understood that the Company shall use reasonable best efforts to assist in preparation of pro forma financial adjustments to the extent otherwise relating to the Company and required by the Financing), (E) require the Company or the Subsidiaries of the Company to provide pro forma financial statements or pro forma adjustments reflecting transactions contemplated or required hereunder (it being understood that the Company shall use reasonable best efforts to assist in preparation of pro forma financial adjustments to the extent otherwise relating to the Company and required by the Financing), or (F) require the Company, any of the Subsidiaries of the Company or any of their respective boards of directors (or equivalent bodies) to approve or authorize the Financing, and (ii) no action, liability or obligation (including any obligation to pay any commitment or other fees or reimburse any expenses) of the Company, the Subsidiaries of the Company or any of their respective Representatives under any certificate, agreement, arrangement, document or instrument relating to the Financing shall be effective until the Closing.

(c)Parent shall (i) promptly reimburse the Company for all reasonable and out-of-pocket costs or expenses (including reasonable and documented costs and expenses of counsel and accountants) incurred by the Company, the Subsidiaries of the Company and any of its or their Representatives in connection with any cooperation provided for in this Section 5.16 and (ii) indemnify and hold harmless the Company, the Subsidiaries of the Company or any of its and their Representatives against any claim, loss, damage, injury, liability, judgment, award, penalty, fine, Tax, cost (including cost of investigation), expense (including fees and expenses of counsel and accountants) or settlement payment incurred as a result of, or in connection with, any cooperation provided for in this Section 5.16 or the Financing and any information used in connection therewith, unless the Company acted in bad faith or with gross negligence and other than in the case of fraud.

(d)Without limiting the generality of the foregoing, promptly following Parent’s request, the Company shall deliver to each of the lenders under the Company’s and its Subsidiaries’ existing short and long-term Indebtedness (the “Existing Loan Lenders”) a notice (an “Existing Loan Notice”) prepared by Parent, in form and substance reasonably acceptable to the Company, notifying each of the Existing Loan Lenders of this Agreement and the contemplated Merger. At Parent’s election, the Existing Loan Notice with respect to one or more of the Existing Loan Documents may include a request for a consent, in form and substance reasonably acceptable to the Company (an “Existing Loan Consent”), to (1) the consummation of the Merger and the other transactions contemplated by this Agreement, and (2) certain modifications of (or waivers under or other changes to) the Existing Loan Documents; provided, that no such modifications, waivers or changes shall be effective prior to the Effective Time.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1    Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party hereto to effect the Closing shall be subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a)Company Shareholder Approval. The Company Shareholder Approval shall have been obtained.

(b)Regulatory Approvals. All waiting periods (and any extensions thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired and the Required Statutory

Approvals shall have been obtained at or prior to the Effective Time (the termination or expiration of such waiting periods and extensions thereof, together with the obtaining of the Required Statutory Approvals, the “Regulatory Approvals”).

(c)No Injunctions. No Law enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority shall be in effect enjoining, restraining, preventing or prohibiting consummation of the Merger or making the consummation of the Merger illegal.

Section 6.2    Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Closing are further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a)Representations and Warranties. (i) Each of the representations and warranties of the Company set forth in this Agreement (other than the representations and warranties of the Company set forth in Section 3.2(a), Section 3.2(b), Section 3.2(c), Section 3.3(a), Section 3.6(b) and Section 3.19) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein), except where the failure to be true and correct has not had or would not reasonably be expected to have a Company Material Adverse Effect; (ii) each of the representations and warranties of the Company set forth in Section 3.2(a), Section 3.2(b), Section 3.2(c), Section 3.3(a) and Section 3.19 shall be true and correct in all material respects; and (iii) the representations and warranties set forth in Section 3.6(b) shall be true and correct in all respects; in the case of each of clause (i), (ii) and (iii), as of the date of this Agreement and as of the Effective Time as though made at and as of the Effective Time (except to the extent that such representation and warranty is expressly made as of a specified date, in which case such representation and warranty shall be true and correct as of such specific date).

(b)Performance of Covenants and Agreements of the Company. The Company shall have performed in all material respects all covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date.

(c)Officer’s Certificate. Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company certifying the satisfaction by the Company of the conditions set forth in Section 6.2(a) and Section 6.2(b).

(d)Absence of Company Material Adverse Effect. Since the date of this Agreement, there has not been any circumstance, development, change, event, occurrence or effect that has had or would reasonably be expected to have a Company Material Adverse Effect.

(e)Absence of Burdensome Condition. No Law or any Regulatory Approvals shall impose or require any undertakings, terms, conditions, liabilities, obligations, commitments or sanctions, or any structural or remedial actions (including any Remedial Actions) that constitute a Burdensome Condition.

Section 6.3    Conditions to Obligations of the Company. The obligation of the Company to effect the Closing is further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a)Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) as of the Effective Time with the same effect as though made on and as of the date of this Agreement and as of the Effective Time (except to the extent that such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure to be true and correct has not had or would not reasonably be expected to have a Parent Material Adverse Effect.

(b)Performance of Covenants and Agreements of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all covenants and agreements required to be performed by them under this Agreement at or prior to the Closing Date.

(c)Officer’s Certificate. The Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent certifying the satisfaction by Parent and Merger Sub of the conditions set forth in Section 6.3(a) and Section 6.3(b).

Section 6.4    Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied if such failure was primarily caused by such party’s breach of this Agreement.

ARTICLE VII

TERMINATION

Section 7.1    Termination. This Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time:

(a)by the mutual written consent of the Company and Parent; or

(b)by either of the Company or Parent:

(i)if the Merger shall not have been consummated on or before February 28, 2017 (the “End Date”); provided that if, prior to the End Date, all of the conditions to the Closing set forth in Article VI have been satisfied or waived, as applicable, or shall then be capable of being satisfied (except for any condition set forth in Section 6.1(b) or Section 6.1(c) or Section 6.2(e)), either the Company or Parent may, prior to 5:00 p.m. Salt Lake City, Utah time on the End Date, extend the End Date to a date that is not later than six (6) months after the End Date (the “Initial Extension Period”); provided, further, that if, prior to the 5:00 p.m., Salt Lake City, Utah time on the date that is the last day of the Initial Extension Period, all of the conditions to the Closing set forth in Article VI have been satisfied or waived, as applicable, or shall then be capable of being satisfied (except for any condition set forth in Section 6.1(c)), the Company may, prior to 5:00 p.m. Salt Lake City, Utah time on the last day of the Initial Extension Period, extend the End Date to a date that is not later than three (3) months after the date that is the last day of the Initial Extension Period (and if so extended, such later date shall then, for all purposes under this Agreement, be the “End Date”); provided, further, that neither the Company nor Parent may terminate this Agreement or extend the End Date pursuant to this Section 7.1(b)(i) if it (or, in the case of Parent, Merger Sub) is in breach of this Agreement and such breach has primarily caused or resulted in either (1) the failure to satisfy the conditions to its obligations to consummate the Closing set forth in Article VI prior to the End Date or (2) the failure of the Closing to have occurred prior to the End Date;

(ii)if any Law having the effect set forth in Section 6.1(c) shall not have been reversed, stayed, enjoined, set aside, annulled or suspended and shall be in full force and effect and, in the case of any ruling, decree, judgment, injunction or order of any Governmental Authority (each, a “Restraint”), shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(ii) shall not be available to a party if the issuance of such final, non-appealable Restraint was primarily due to a breach by such party of any of its covenants or agreements under this Agreement, including pursuant to Section 5.4:

(iii)if the Company Shareholder Approval contemplated by this Agreement shall not have been obtained at the Company Shareholders Meeting duly convened (including any adjournments or postponements thereof); or

(c)by Parent:

(i)if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.2(a) or Section 6.2(b), respectively, and (B) cannot be cured by the Company by the End Date or, if capable of being cured, shall not have been cured within thirty (30) calendar days following receipt of written notice from the Parent stating the Parent’s intention to terminate this Agreement pursuant to this Section 7.1(c)(i) and the basis for such termination; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(i) if it or Merger Sub is then in material breach of this Agreement; or

(ii)if the Company Board (or a duly authorized committee thereof) shall have effected a Company Adverse Recommendation Change; provided, however, that Parent shall not have the right to terminate this Agreement under this Section 7.1(c)(ii) if the Company Shareholder Approval shall have been obtained; or

(d)by the Company:

(i)if Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.3(a) or Section 6.3(b), respectively, and (B) cannot be cured by Parent or Merger Sub by the End Date or, if capable of being cured, shall not have been cured within thirty (30) calendar days following receipt of written notice from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 7.1(d)(i) and the basis for such termination; provided that, Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(i) if it is then in material breach of this Agreement; or

(ii)prior to the receipt of the Company Shareholder Approval, if the Company Board shall have effected a Company Adverse Recommendation Change with respect to a Superior Proposal in accordance with Section 5.3 and shall have approved, and concurrently with the termination hereunder, the Company shall have entered into, a Company Acquisition Agreement with respect to such Superior Proposal; provided that such termination pursuant to this Section 7.1(d)(ii) shall not be effective and the Company shall not enter into any such Company Acquisition Agreement, unless the Company has paid the Company Termination Fee to Parent or causes the Company Termination Fee to be paid to Parent substantially concurrently with such termination in accordance with Section 7.3; (provided that Parent shall have provided wiring instructions for such payment or, if not, then such payment shall be paid promptly following delivery of such instructions).

Section 7.2    Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1, written notice thereof shall be given to the other party or parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and have no further force or effect (other than Section 5.6(b), Section 7.2 and Section 7.3, and Article VIII, all of which shall survive termination of this Agreement), and there shall be no liability on the part of Parent, Merger Sub or the Company or their respective directors, officers, other Representatives or Affiliates, whether arising before or after such termination, based on, arising out of or relating to this Agreement or the negotiation, execution, performance or subject matter hereof (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity); provided, however, that, subject to Section 7.3 (including the limitations on liability contained therein), no party shall be relieved or released from any liabilities or damages arising out of any willful and material breach of this Agreement prior to such termination that gave rise to the failure of a condition set forth in Article VI or as set forth in the last sentence of this Section 7.2. The Confidentiality Agreement shall survive in accordance with its terms following termination of this Agreement. Without limiting the meaning of a willful and material breach, the parties acknowledge and agree that any failure by a party hereto to consummate the Merger and the other transactions contemplated hereby after the applicable conditions to the Closing set forth in Article VI have been satisfied or waived (except for those conditions that by their nature are to be satisfied at the Closing, which conditions would be capable of being satisfied at the time of such failure to consummate the Merger) shall constitute a willful and material breach of this Agreement.

Section 7.3    Company Termination Fee.

(a)In the event that this Agreement is terminated by the Company pursuant to Section 7.1(d)(ii), the Company shall pay or cause to be paid as directed by Parent the Company Termination Fee substantially concurrently with the termination of this Agreement.

(b)In the event that this Agreement is terminated by Parent pursuant to Section 7.1(c)(ii), the Company shall pay or cause to be paid as directed by Parent the Company Termination Fee within two (2) Business Days of such termination.

(c)In the event that (i) this Agreement is terminated (A) by Parent or the Company pursuant to Section 7.1(b)(i) or Section 7.1(b)(iii) or (B) by Parent pursuant to Section 7.1(c)(i) (solely with respect to a breach or failure to perform a covenant), (ii) a Takeover Proposal shall have been publicly disclosed or made to the Company after the date hereof and not publicly withdrawn (x) in the case of termination pursuant to Section 7.1(b)(i) or Section 7.1(c)(i), prior to the date of such termination, or (y) in the case of termination pursuant to Section 7.1(b)(iii), prior to the date of the Company Shareholder Meeting, and (iii) within twelve (12) months of the date this Agreement is terminated, the Company enters into a Company Acquisition Agreement or consummates a Takeover Proposal (provided that for purposes of clause (iii) of this Section 7.3(c), the references to “15%” in the definition of Takeover Proposal shall be deemed to be references to “50%”), then the Company shall pay or cause to be paid as directed by Parent the Company Termination Fee on the earlier of the date of entry into a Company Acquisition Agreement or consummation of such transaction and such amount, if any, paid pursuant to this Section 7.3(c) shall be reduced by the amount paid, if any, pursuant to Section 7.3(e).

(d)For purposes of this Agreement, “Company Termination Fee” shall mean an amount equal to $99,000,000.

(e)In the event that this Agreement is terminated by Parent or the Company pursuant to Section 7.1(b)(iii), then the Company shall pay or cause to be paid as directed by Parent, the reasonable costs,

fees and expenses incurred by Parent, its Affiliates and their Representatives in connection with the investigation, due diligence, documentation and negotiation of this Agreement, such amount not to exceed $5,000,000. In the event the foregoing payment is paid and a Company Termination Fee is thereafter payable pursuant to Section 7.3(c), the Company Termination Fee otherwise payable shall be reduced by the amount of such payment.

(f) Parent shall pay to the Company an amount equal to $154,000,000 (the “Parent Termination Fee”) if this Agreement is terminated:

(A) by Parent or the Company pursuant to Section 7.1(b)(i) and, at the time of such termination, (1) the condition set forth in Section 6.2(e) has not been satisfied with respect to one or more Regulatory Approvals, (2) any of the conditions set forth in Section 6.1(b) or Section 6.1(c) have not been satisfied, provided that such failure to be satisfied relates solely to a Regulatory Approval as to which the condition set forth in Section 6.2(e) has not been satisfied, and (3) all of the conditions set forth in Section 6.1(a) and Sections 6.2(a), 6.2(b) and 6.2(d) shall have been satisfied; or
(B) by Parent or the Company pursuant to Section 7.1(b)(ii) and, at the time of such termination, (1) the condition set forth in Section 6.2(e) has not been satisfied with respect to one or more Regulatory Approvals, (2) the applicable Restraint giving rise to such termination relates solely to a Regulatory Approval as to which the condition set forth in Section 6.2(e) has not been satisfied, and (3) all of the conditions set forth in Section 6.1(a) and Sections 6.2(a), 6.2(b) and 6.2(d) shall have been satisfied; or
(C) by the Company pursuant to Section 7.1(d)(i) due to a material breach by Parent or Merger Sub of its obligations under Section 5.4 (if, and only if, such breach has primarily caused the failure of any Regulatory Approval to be obtained) and, at the time of such termination, all of the conditions set forth in Section 6.1(a), Section 6.1(c) (except any failure of the condition set forth in Section 6.1(c) to be satisfied primarily caused by a material breach by Parent or Merger Sub of its obligations under Section 5.4 that has primarily caused the failure of any Regulatory Approval to be obtained) and Sections 6.2(a), 6.2(b) and 6.2(d) shall have been satisfied.
Parent shall pay the Parent Termination Fee to the Company (to an account designated in writing by the Company) no later than two (2) Business Days after the date of the applicable termination.
(g)Notwithstanding the foregoing, in no event shall the Company be required to pay the Company Termination Fee on more than one occasion. Notwithstanding anything to the contrary in this Agreement, the parties agree that if this Agreement is terminated under circumstances in which the Company is obligated to pay the Company Termination Fee under this Section 7.3 and the Company Termination Fee is paid, the payment of the Company Termination Fee shall be the sole and exclusive remedy available to Parent and Merger Sub with respect to this Agreement and the Transactions, and, upon payment of the Company Termination Fee pursuant to this Section 7.3, the Company (and the Company’s Affiliates and its and their respective directors, officers, employees, shareholders and other Representatives) shall have no further liability with respect to this Agreement or the Transactions to Parent, Merger Sub or any of their respective Affiliates or Representatives. In no event shall Parent be required to pay the Parent Termination Fee on more than one occasion. Notwithstanding anything to the contrary in this Agreement, the parties agree that if this Agreement is terminated under circumstances in which Parent is obligated to pay the Parent Termination Fee under this Section 7.3 and the Parent Termination Fee is paid, the payment of the Parent Termination Fee shall be the sole and exclusive remedy available to the Company with respect to this Agreement and the Transactions, and, upon payment of the Parent Termination Fee pursuant to this Section 7.3, Parent and Merger Sub (and their Affiliates and their respective directors, officers, employees, shareholders and other Representatives) shall have no further liability with respect to this Agreement or the Transactions to the Company or any of their respective Affiliates or Representatives.

(h)Any amount that becomes payable pursuant to Section 7.3 shall be paid by wire transfer of immediately available funds to an account designated by Parent or the Company, as applicable, and shall be reduced by any amounts required to be deducted or withheld therefrom under applicable Law in respect of Taxes.

ARTICLE VIII

MISCELLANEOUS

Section 8.1    No Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time and all rights, claims and causes of action (whether in contract or in tort or otherwise, or whether at Law (including at common law or by statute) or in equity) with respect thereto shall terminate at, the Effective Time. This Section 8.1 shall not limit any covenant or agreement of the parties that by its terms contemplates performance in whole or in part after the Effective Time. The Confidentiality Agreement shall (a) survive termination of this Agreement in accordance with its terms and (b) terminate as of the Effective Time.

Section 8.2    Fees and Expenses. Except as otherwise provided in Section 5.8, Section 7.3 and Section 8.14, whether or not the Transactions are consummated, all fees and expenses incurred in connection with the Transactions and this Agreement shall be paid by the party incurring or required to incur such fees or expenses.

Section 8.3    Amendment or Supplement. At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Company Shareholder Approval, by written agreement of the parties hereto and delivered by duly authorized officers of the respective parties; provided, however, that (a) following receipt of the Company Shareholder Approval, there shall be no amendment or change to the provisions hereof which by Law would require further approval by the shareholders of the Company without such approval and (b) after the Effective Time, this Agreement may not be amended or supplemented in any respect. Notwithstanding anything to the contrary contained herein, this Section 8.3 and Sections 8.7, 8.8(d) and 8.10 may not be amended, supplemented, waived or otherwise modified in a manner adverse to the Financing Sources without the prior written consent of the Financing Sources.

Section 8.4    Waiver. At any time prior to the Effective Time, any party may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of any other party hereto, (b) extend the time for the performance of any of the obligations or acts of any other party hereto or (c) waive compliance by the other party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such party’s conditions. Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

Section 8.5    Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section shall be null and void.

Section 8.6    Counterparts. This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by electronic communication, facsimile or otherwise) to the other parties.

Section 8.7    Entire Agreement; Third-Party Beneficiaries. This Agreement, including the Company Disclosure Schedule, and the exhibits hereto, together with the other instruments referred to herein, including the Confidentiality Agreement (a) constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof and (b) except for (i) the rights of the Company’s shareholders and holders of Company RSUs, Company Performance Share Awards, Company Restricted Shares, Company Stock Options and Company Awards to receive the Merger Consideration and payments pursuant to Article II, respectively, (ii) the right of the Company, on behalf of its shareholders, to pursue damages in the event of Parent or Merger Sub’s willful and material breach of this Agreement, in which event the damages recoverable by the Company for itself and on behalf of its shareholders (without duplication) shall be determined by reference to the total amount that would have been recoverable by the holders of the Company Common Stock (including, “lost premium” and time value of money) if all such holders brought an action against Parent and Merger Sub and were recognized as intended third party beneficiaries hereunder, which right is hereby acknowledged and agreed by Parent and Merger Sub, (iii) the provisions of Section 5.8, and (iv) the rights of the Financing Sources and their respective successors, legal representatives and permitted assigns under the provisions of Sections 8.3, 8.7, 8.8(d) and 8.10 in each case, is not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder.

Section 8.8    Governing Law; Jurisdiction.

(a)This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware, except that matters related to the fiduciary obligations of the Company Board and matters that are specifically required by the URBCA in connection with the Transactions shall be governed by the laws of the State of Utah.

(b)Each of the parties (i) irrevocably submits itself to the personal jurisdiction of each state or federal court sitting in the State of Delaware, as well as to the jurisdiction of all courts to which an appeal may be taken from such courts, in any suit, action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated herein, (ii) agrees that every such suit, action or proceeding shall be brought, heard and determined exclusively in the Court of Chancery of the State of Delaware (provided that, in the event subject matter jurisdiction is unavailable in or declined by the Court of Chancery, then all such claims shall be brought, heard and determined exclusively in any other state or federal court sitting in the State of Delaware), (iii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from such court, (iv) agrees not to bring any suit, action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated herein in any other court, and (v) waives any defense of inconvenient forum to the maintenance of any suit, action or proceeding so brought.

(c)Each party irrevocably consents to the service of process outside the territorial jurisdiction of the courts referred to in this Section 8.8 in any such action or proceeding by mailing copies thereof by registered or certified United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to this Article VIII. However, the foregoing shall not limit the right of a party to effect service of process on the other party by any other legally available method.

(d)Notwithstanding anything contrary in this Agreement, (i) each of the parties agrees that it will not, and will not permit its Affiliates to, bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity and whether in contract or in tort or otherwise, against the Financing Sources in any way related to this Agreement or any of the Transactions (including any dispute arising out of or relating to the Transaction Financing or the performance thereof) in any forum other than the United States District Court for the Southern District of New York or the Supreme Court of the State of New York, New York County, located in the Borough of Manhattan or, in either case, any appellate court thereof and (ii) the Company agrees that it and its Affiliates and Representatives will not have any rights or claims against any Financing Source (in its capacity as such) in connection with this Agreement, the Transaction Financing or the transactions contemplated hereby or thereby, and no Financing Source will have any rights or claims against the Company or any of its Affiliates or Representatives in connection with this Agreement, the Transaction Financing or the transactions contemplated hereby or thereby, whether at law or in equity, in contract tort or otherwise, and in addition, in no event will any Financing Source be liable for consequential, special, exemplary, punitive or indirect damages (including any loss of profits, business or anticipated savings) or damages of a tortious nature, except to the extent paid in connection with a claim by a third party. The parties hereto further agree that all of the provisions of Section 8.10 relating to waiver of jury trial shall also apply to any action, cause of action, claim, cross-claim or third party-claim referenced in this paragraph.

Section 8.9    Specific Enforcement. The parties agree that immediate, extensive and irreparable damage would occur for which monetary damages would not be an adequate remedy in the event that any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached. Accordingly, the parties agree that, if for any reason Parent, Merger Sub or the Company shall have failed to perform its obligations under this Agreement or otherwise breached this Agreement, then the party seeking to enforce this Agreement against such nonperforming party under this Agreement shall be entitled to specific performance and the issuance of immediate injunctive and other equitable relief without the necessity of proving the inadequacy of money damages as a remedy, and the parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to and not in limitation of any other remedy to which they are entitled at Law or in equity. If any party hereto brings any Claim to enforce specifically the performance of the terms and provisions of this Agreement when expressly available to such party pursuant to the terms of this Agreement, then, notwithstanding anything to the contrary herein, the End Date shall automatically be extended by the period of time between the commencement of such Claim and ten (10) Business Days following the date on which such Claim is fully and finally resolved.

Section 8.10    WAIVER OF JURY TRIAL. EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING

OUT OF THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 8.10.

Section 8.11    Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, facsimiled (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses:

If to Parent or Merger Sub, to:
Dominion Resources, Inc.
120 Tredegar Street
Richmond, VA 23219
Attention:   Mark O. Webb, Vice President, General Counsel and Chief Risk Officer
Facsimile: (804) 819-2233
with a copy (which shall not constitute notice) to:
McGuireWoods LLP
Gateway Plaza
800 East Canal Street
Richmond, VA 23219-3916
Attention:  Joanne Katsantonis
                                          John L. Hughes, Jr.
Facsimile: (804) 698-2090
If to the Company, to:
Questar Corporation
P.O. Box 45433
333 South State Street
Salt Lake City, UT 84145-0433
Attention:    Kevin Hadlock, Chief Financial Officer
Colleen Larkin Bell, Vice President and General Counsel
Facsimile:    (801) 324-5935
with a copy (which shall not constitute notice) to:
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022

Attention:	George P. Stamas
Alexander D. Fine
Brendan J. Reed

Facsimile:	(212) 446-4900

or such other address or facsimile number as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.
Section 8.12    Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

Section 8.13    Definitions. As used in this Agreement, the following terms shall have the meanings ascribed to them below:

“Acceptable Confidentiality Agreement” shall mean a confidentiality agreement (which need not prohibit the making of a Takeover Proposal) that contains provisions that are not materially less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement.
“Accumulated Dividends” shall mean all dividends declared by the Company with respect to shares of Company Common Stock, and all dividend equivalent payments, in each case, relating to Company RSUs and Company Awards that have been accumulated or retained by the Company until the vesting or settlement of such awards.
“Affiliate” shall mean, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.
“Agreement” shall have the meaning set forth in the Preamble.
“Annual Incentive Plans” shall mean the Company’s Annual Management Incentive Plan and Annual Management Incentive Plan II.
“Antitrust Laws” shall have the meaning set forth in Section 5.4(a).
“Articles of Merger” shall have the meaning set forth in Section 1.3.
“Balance Sheet Date” shall have the meaning set forth in Section 3.5(d).
“Bankruptcy and Equity Exception” shall have the meaning set forth in Section 3.3(a).
“Book-Entry Shares” shall have the meaning set forth in Section 2.1(c).
“Burdensome Condition” shall mean any undertakings, terms, conditions, liabilities, obligations, commitments or sanction (including any Remedial Action) that, in the aggregate, would have or would be reasonably likely to have, a material adverse effect on the financial condition, assets, liabilities, businesses or results of operations of the Company and its Subsidiaries, taken as a whole, or of Parent and its Subsidiaries, taken as a whole and after giving effect to the Merger such that Parent and its Subsidiaries for this purpose shall be deemed a consolidated group of entities of the size and scale of a hypothetical company that is 100% of the size of the Company and its Subsidiaries taken as a whole); provided, however, that any such undertakings, terms, conditions, liabilities, obligations, commitments or sanctions shall not constitute or be taken into account in determining whether there has been or is such a material adverse effect to the extent such undertakings, terms, conditions, liabilities, obligations, commitments or sanctions are described in Section 1.7.
“Business Day” shall mean a day except a Saturday, a Sunday or other day on which the SEC or banks in Salt Lake City, Utah are authorized or required by Law to be closed.
“Certificate” shall have the meaning set forth in Section 2.1(c).
“Claim” shall have the meaning set forth in Section 5.8(a).
“Class A Preferred Stock” has the meaning set forth in Section 3.2(a).
“Class B Preferred Stock” has the meaning set forth in Section 3.2(a).
“Clayton Act” shall mean the Clayton Act of 1914.
“Closing” shall have the meaning set forth in Section 1.2.
“Closing Date” shall have the meaning set forth in Section 1.2.
“Code” shall have the meaning set forth in Section 2.2(g).
“Company” shall have the meaning set forth in the Preamble.
“Company Acquisition Agreement” shall have the meaning set forth in Section 5.3(c).
“Company Adverse Recommendation Change” shall have the meaning set forth in Section 5.3(c).
“Company Award” shall have the meaning set forth in Section 2.3(e).
“Company Board” shall have the meaning set forth in the recitals.
“Company Board Recommendation” shall have the meaning set forth in Section 3.3(a).
“Company Charter Documents” shall have the meaning set forth in Section 1.5.
“Company Common Stock” shall have the meaning set forth in Section 2.1.
“Company Disclosure Schedule” shall have the meaning set forth in the Article III Preamble.
“Company Employee” shall have the meaning set forth in Section 5.11(a).
“Company Intervening Event” means any circumstance, development, change, event, occurrence or effect that (1) is unknown to or by the Company Board as of the date hereof (or if known, the magnitude or material consequences of which were not known by the Company Board as of the date of this Agreement) and (2) becomes known to or by the Company Board prior to obtaining the Company Shareholder Approval.

“Company Material Adverse Effect” shall mean any circumstance, development, change, event, occurrence or effect that (a) has, individually or in the aggregate, a material adverse effect on the business, properties, assets, liabilities, results of operations or financial condition of the Company and its Subsidiaries taken as a whole; provided that none of the following shall constitute or be taken into account in determining whether a Company Material Adverse Effect has occurred: (i) any circumstance, development, change, event, occurrence or effect in any of the industries or markets in which the Company or its Subsidiaries operates, including natural gas distribution, exploration, production or transmission industries (including, in each case, any changes in the operations thereof or with respect to system-wide changes or developments in natural gas transmission, exploration, production or distribution systems); (ii) any enactment of, change in, or change in interpretation of, any Law or GAAP or governmental policy; (iii) general economic, regulatory or political conditions (or changes therein) or conditions (or changes therein) in the financial, credit or securities markets (including changes in interest or currency exchange rates) in any country or region in which the Company or any of its Subsidiaries conducts business; (iv) any change in the price of natural gas or any other raw material, mineral or commodity used or sold by the Company or any of its Subsidiaries or in the cost of hedges relating to such prices, any change in the price of interstate natural gas transportation services or any change in customer usage patterns or customer selection of third-party suppliers for natural gas; (v) any acts of God, natural disasters, terrorism, armed hostilities, sabotage, war or any escalation or worsening of acts of terrorism, armed hostilities or war; (vi) the announcement, pendency of or performance of the Transactions, including by reason of the identity of Parent or any communication by Parent regarding the plans or intentions of Parent with respect to the conduct of the business of the Company or any of its Subsidiaries and including the impact of any of the foregoing on any relationships, contractual or otherwise, with customers, suppliers, distributors, collaboration partners, joint venture partners, employees or regulators; (vii) any action taken by the Company or any of its Subsidiaries that is required or expressly permitted by the terms of this Agreement or with the consent or at the direction of Parent or Merger Sub; (viii) any change in the market price, or change in trading volume, of the capital stock of the Company (it being understood that the facts or occurrences giving rise or contributing to such change shall be taken into account in determining whether there has been a Company Material Adverse Effect); (ix) any failure by the Company or its Subsidiaries to meet internal, analysts’ or other earnings estimates or financial projections or forecasts for any period, or any changes in credit ratings and any changes in any analysts recommendations or ratings with respect to the Company or any of its Subsidiaries (it being understood that the underlying facts or occurrences giving rise to such failure shall be taken into account in determining whether there has been a Company Material Adverse Effect if not otherwise falling within any of the exceptions set forth in clauses (a)(i) through (a)(viii) or (a)(x) through (a)(xii) of this proviso); (x) any change or effect arising from any rate cases directly related to the Company or any of its Subsidiaries; to the extent Company complied with and Parent exercised its rights to approve the foregoing pursuant to Section 5.1(d); (xi) any circumstance, development, change, event, occurrence or effect that results from any shutdown or suspension of operations at any third party facilities from which the Company or any of its Subsidiaries obtains natural gas and (xii) any pending, initiated or threatened Transaction Litigation, in each of clauses (i) through (v), to the extent that such circumstance, development, change, event, occurrence or effect does not affect the Company and its Subsidiaries, taken as a whole, in a materially disproportionate manner relative to other similarly situated participants in the business and industries in which the Company and its Subsidiaries operate; or (b) would, individually or in the aggregate, reasonably be expected to prevent or materially impede, interfere with or delay the consummation by the Company of the Transactions.
“Company Material Contract” shall have the meaning set forth in Section 3.15(a).
“Company Pension Plan” shall have the meaning set forth in Section 3.10.

“Company Performance Share Awards” shall mean all performance share awards payable in shares of Company Common Stock subject to performance-based vesting or delivery requirements, whether granted under a Company Stock Plan or otherwise.
“Company Permits” shall have the meaning set forth in Section 3.8.
“Company Plans” shall mean (a) each material “employee benefit plan” (as such term is defined in Section 3(3) of ERISA) that the Company or any of its Subsidiaries sponsors, participates in, is a party or contributes to, or with respect to which the Company or any of its Subsidiaries could reasonably be expected to have any material liability and (b) each other material employee benefit plan, program or arrangement, including without limitation, any stock option, stock purchase, stock appreciation right or other stock or stock-based incentive plan, cash bonus or incentive compensation arrangement, retirement or deferred compensation plan, profit sharing plan, unemployment or severance compensation plan, that the Company or any of its Subsidiaries sponsors, participates in, is a party or contributes to, or with respect to which the Company or any of its Subsidiaries could reasonably be expected to have any material liability.
“Company Preferred Stock” shall have the meaning set forth in Section 3.2(a).
“Company Restricted Shares” shall mean all shares of Company Common Stock subject to vesting restrictions and/or forfeiture back to the Company, whether granted under a Company Stock Plan or otherwise.
“Company Retired Employees” shall have the meaning set forth in Section 5.11(d).
“Company Retiree Health Plan” shall have the meaning set forth in Section 5.11(d).
“Company RSUs” shall mean any share unit payable in shares of Company Common Stock or whose value is determined with reference to the value of shares of Company Common Stock, whether granted under a Company Stock Plan or otherwise.
“Company SEC Documents” shall have the meaning set forth in Section 3.5(a).
“Company Shareholder Approval” shall have the meaning set forth in Section 3.19.
“Company Shareholders Meeting” shall have the meaning set forth in Section 5.2(b).
“Company Stock Option” shall mean any option to purchase Company Common Stock, whether granted under a Company Stock Plan or otherwise.
“Company Stock Plan” shall mean the Company’s Long-Term Stock Incentive Plan.
“Company Termination Fee” shall have the meaning set forth in Section 7.3(d).
“Confidentiality Agreement” shall have the meaning set forth in Section 5.6(a).
“Continuation Period” shall have the meaning set forth in Section 5.11(a).
“Contract” means any loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, lease, license, contract or other agreement.
“Dissenting Shareholder” shall have the meaning set forth in Section 2.1(d).
“Dissenting Shareholder Shares” shall have the meaning set forth in Section 2.1(d).

“Division” shall have the meaning set forth in Section 1.3.
“DMPGP” means Dominion Midstream GP, LLC, a Delaware limited liability company.
“Dominion Midstream Partners” shall mean Dominion Midstream Partners, LP, a Delaware limited partnership.
“Effective Time” shall have the meaning set forth in Section 1.3.
“Eligible Retirees” shall have the meaning set forth in Section 5.11(d).
“Encumbrances” shall mean any mortgage, deed of trust, lease, license, restriction, hypothecation, option to purchase or lease or otherwise acquire any interest, right of first refusal or offer, conditional sales or other title retention agreement, adverse claim of ownership or use, easement, encroachment, right of way or other title defect, or encumbrance of any kind or nature.
“End Date” shall have the meaning set forth in Section 7.1(b)(i).
“Environmental Laws” means all Laws relating to workplace safety or health, pollution or protection of the environment, including without limitation, laws relating to decommissioning requirements or the exposure to, or Releases or threatened Releases of, hazardous materials, substances or wastes as the foregoing are enacted or in effect on or prior to Closing.
“Equity Securities” shall have the meaning set forth in Section 3.2(b).
“ERISA” means the Employee Retirement Income Security Act of 1974.
“ERISA Affiliate” means each corporation or trade or business that would be treated as a single employer with the Company pursuant to Section 4001(b)(1) of ERISA.
“Exchange Act” shall have the meaning set forth in Section 3.4.
“Existing Loan Lenders” shall have the meaning set forth in Section 5.16(d).
“Existing Loan Notice” shall have the meaning set forth in Section 5.16(d).
“Existing Loan Consent” shall have the meaning set forth in Section 5.16(d).
“Federal Trade Commission Act” shall mean the Federal Trade Commission Act of 1914.
“Financing” shall have the meaning set forth in Section 5.16(a).
“Financing Sources” shall mean the Persons (including lenders, agents and arrangers) that at any time have committed to provide or otherwise entered into agreements in connection with any third party debt financing or alternative financings included in the Transaction Financing, and any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, together with their Affiliates or Representatives involved in the Transaction Financing and their respective successors and assigns.
“GAAP” shall mean generally accepted accounting principles in the United States.

“Governmental Authority” shall mean any federal, tribal, state or local, domestic, foreign, sovereign or multinational government, court, regulatory or administrative agency, commission, authority or other governmental instrumentality.
“Hazardous Materials” means any materials or substances or wastes as to which liability or standards of conduct may be imposed under any Environmental Law.
“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976.
“Hydrocarbons” shall mean oil, natural gas, condensate, liquefied natural gas, NGL and other liquids or gaseous hydrocarbons or other substances (including minerals) produced or associated therewith, combinations or constituents thereof and extractions therefrom.
“Indebtedness” shall mean, with respect to any Person, without duplication, (a) all obligations of such Person for borrowed money (other than intercompany indebtedness), (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person evidenced by letters of credit, bankers’ acceptances or similar facilities to the extent drawn upon by the counterparty thereto, (d) all capitalized lease obligations of such Person and (e) all guarantees or other assumptions of liability for any of the foregoing.
“Indemnitee(s)” shall have the meaning set forth in Section 5.8(a).
“Intellectual Property” shall mean, in any and all jurisdictions throughout the world, all intellectual property and proprietary rights, and applications with respect thereto, including (a) patents and patent applications, (b) registered trademarks, trade names, service marks, logos, corporate names, internet domain names, and any applications for registration of any of the foregoing, together with all goodwill associated with each of the foregoing, (c) registered and material unregistered copyrights, including copyrights in computer software, mask works and databases and (d) trade secrets, data, technical information, processes, and other proprietary know-how.
“Interests” shall mean, with respect to the Company and its Subsidiaries (a) direct and indirect interests in and rights with respect to Hydrocarbons and related properties and assets of any kind and nature, direct or indirect, including working and leasehold interests and operating rights and royalties, overriding royalties, production payments, net profit interests, carried interests, and other non-working interests and non-operating interests; (b) Hydrocarbons or revenues therefrom; (c) all Contracts and the leasehold estates created thereby and the lands covered by the Contracts relating to the Hydrocarbons or included in units with which such Contracts may have been pooled or united; (d) surface interests, fee interests, reversionary interests, reservations and concessions; (e) all easements, surface use agreements, rights of way, licenses and permits, in each case, in connection with leases, the drilling of wells or the production, gathering, processing, storage, disposition, transportation or sale of Hydrocarbons, (f) all interests in machinery, equipment (including wells, well equipment and machinery), oil and gas production, gathering, transmission, treating, processing and storage facilities (including tanks, tank batteries, pipelines, flow lines, gathering Systems and metering equipment), pumps, water plants, electric plants, gasoline and gas platforms, processing plants, compressor stations, separation plants, refineries, testing and monitoring equipment, in each case, in connection with any leases, the drilling of wells or the production, gathering, processing, storage, disposition, transportation or sale of Hydrocarbons, and (g) all other interests of any kind or character associated with, appurtenant to, or necessary for the operation of any of the foregoing.
“Initial Extension Period” shall have the meaning set forth in Section 7.1(b)(i).

“IRS” means the U.S. Internal Revenue Service.
“Knowledge” shall mean, (a) in the case of the Company, the actual knowledge of the individuals listed on Section 8.13(a) of the Company Disclosure Schedule and (b) in the case of Parent and Merger Sub, the actual knowledge of the individuals listed on Section 8.13(b) of the Company Disclosure Schedule.
“Laws” shall have the meaning set forth in Section 3.8.
“Liens” shall mean any pledges, liens, charges, Encumbrances, options to purchase or lease or otherwise acquire any interest, and security interests of any kind or nature whatsoever.
“Merger” shall have the meaning set forth in the recitals.
“Merger Consideration” shall have the meaning set forth in Section 2.1(c).
“Merger Sub” shall have the meaning set forth in the Preamble.
“New Plans” shall have the meaning set forth in Section 5.11(b).
“Notice of Recommendation Change” shall have the meaning set forth in Section 5.3(d).
“NYSE” shall mean the New York Stock Exchange.
“Old Plans” shall have the meaning set forth in Section 5.11(b).
“Parent” shall have the meaning set forth in the Preamble.
“Parent Board” shall mean the board of directors of Parent.
“Parent Material Adverse Effect” shall mean any change, development, event, occurrence or effect that, individually or in the aggregate, has had or would reasonably be expected to have a material and adverse effect on the ability of Parent or Merger Sub to consummate, or that would reasonably be expected to prevent or materially impede, interfere with or delay the consummation by Parent or Merger Sub of the Transactions.
“Parent SEC Documents” shall mean all registration statements, reports, proxy statements and other documents of Parent required to be filed with or furnished to the SEC since January 1, 2014, in each case including all exhibits and schedules thereto and documents incorporated by reference therein, as such statements, reports and documents may have been amended since the date of their filing.
“Parent Severance Program” shall have the meaning set forth in Section 5.11(a).
“Parent Termination Fee” shall have the meaning set forth in Section 7.3(f).
“Paying Agent” shall have the meaning set forth in Section 2.2(a).
“PBGC” shall have the meaning set forth in Section 3.10.
“Permitted Encumbrances” shall mean (a) zoning, building codes and other state and federal land use Laws regulating the use or occupancy of such real property or the activities conducted thereon which are imposed by any Governmental Authority having jurisdiction over such real property and (b) easements, rights-of-way, encroachments, restrictions, covenants, conditions and other similar Encumbrances that (i) are disclosed in the public records, (ii) would be set forth in a title policy, title report or survey with respect to the applicable real property or (iii) individually or in the aggregate, (A) are not substantial in character, amount or extent in relation to the applicable real property and (B) do not materially and adversely impact the Company’s current or contemplated use, utility or value of the applicable real property or otherwise materially and adversely impair the Company’s present or contemplated business operations at such location.
“Permitted Liens” shall mean (a) statutory Liens for Taxes, assessments or other charges by Governmental Authorities not yet due and payable or the amount or validity of which is being contested in good faith and by appropriate proceedings, (b) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar Liens granted or which arise in the ordinary course of business, (c) Liens reflected in the Company SEC Documents, (d) Permitted Encumbrances, (e) Liens permitted under or pursuant to any Contracts relating to Indebtedness and (f) such other Liens that would not have a Company Material Adverse Effect.
“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in the Exchange Act), including a Governmental Authority.
“Production Burden” means all royalty interests, overriding royalty interests, production payments, net profit interests or other similar interests that constitute a burden on, and are measured by or are payable out of, the production of Hydrocarbons or the proceeds realized from the sale or other disposition thereof (including any amounts payable to publicly traded royalty trusts).
“Proxy Statement” shall have the meaning set forth in Section 3.4.
“PSCU” means the Public Service Commission of Utah.
“PSCW” means the Public Service Commission of Wyoming.
“PUCI” means the Public Utilities Commission of Idaho.
“Regulatory Approvals” shall have the meaning specified in Section 6.1(b).
“Regulatory Filings” shall have the meaning set forth in Section 3.5(e).
“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the environment (including, without limitation, ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Materials through or in the soil, surface water or groundwater.
“Remedial Action” shall have the meaning set forth in Section 5.4(d).
“Reporting Companies” shall have the meaning set forth in Section 3.5(a).
“Representatives” means, with respect to any Person, the professional (including financial) advisors, Financing Sources, attorneys, accountants, consultants or other representatives (acting in such capacity) retained by such Person or any of its controlled Affiliates, together with directors, officers, employees, agents and representatives of such Person and its Subsidiaries.
“Required Statutory Approvals” shall have the meaning set forth in Section 3.4.
“Restraint” shall have the meaning set forth in Section 7.1(b)(ii).

“Rights of Way” shall have the meaning set forth in Section 3.14(b).
“Sarbanes-Oxley Act” shall have the meaning set forth in Section 3.5(a).
“SEC” means the U.S. Securities and Exchange Commission.
“Securities Act” shall have the meaning set forth in Section 3.1(b).
“Sherman Act” means the Sherman Antitrust Act of 1890.
“Subsidiary” when used with respect to any party, shall mean any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing 50% or more of the equity and 50% or more of the ordinary voting power (or, in the case of a limited partnership, more than 50% of the general partnership interests) are, as of such date, owned by such party or one or more Subsidiaries of such party or by such party and one or more Subsidiaries of such party.
“Superior Proposal” shall have the meaning set forth in Section 5.3(g).
“Surviving Corporation” shall have the meaning set forth in Section 1.1.
“Systems” shall mean the oil, natural gas, liquefied natural gas, NGL and other pipelines, lateral lines, pumps, pump stations, storage facilities, terminals, processing plants, distribution systems, compressors, natural gas vehicle stations and other related operations, assets, machinery and equipment that are owned or used by Company or any of its Subsidiaries.
“Takeover Proposal” shall have the meaning set forth in Section 5.3(f).
“Takeover Statute” shall have the meaning set forth in Section 3.13.
“Tax Returns” shall have the meaning set forth in Section 3.9(g).
“Taxes” shall have the meaning set forth in Section 3.9(g).
“Transaction Financing” shall have the meaning set forth in Section 4.6.
“Transaction Litigation” shall have the meaning set forth in Section 5.9.
“Transactions” refers collectively to this Agreement and the transactions contemplated hereby, including the Merger.
“True-Up Shares” shall have the meaning set forth in Section 2.3(b).
“URBCA” shall have the meaning set forth in the recitals
“White River Hub” means White River Hub, LLC, a Delaware limited liability company.
“White River LLC Agreement” shall mean that certain Limited Liability Company Agreement of White River Hub, LLC, dated as of February 1, 2008, by and between Questar White River Hub, LLC, a Utah limited liability company and Enterprise White River Hub, LLC, a Delaware limited liability company.

Section 8.14    Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including penalties and interest) incurred in connection with the Transactions shall be paid by Parent and Merger Sub when due.

Section 8.15    Interpretation.

(a)Time Periods. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, (i) the date that is the reference date in calculating such period shall be excluded and (ii) if the last day of such period is a not a Business Day, the period in question shall end on the next succeeding Business Day.

(b)Dollars. Unless otherwise specifically indicated, any reference herein to $ means U.S. dollars.

(c)Gender and Number. Any reference herein to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.

(d)Articles, Sections and Headings. When a reference is made herein to an Article or a Section, such reference shall be to an Article or a Section of this Agreement unless otherwise indicated. The table of contents and headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(e)Include. Whenever the words “include”, “includes” or “including” are used herein, they shall be deemed to be followed by the words “without limitation.”

(f)Hereof; Defined Terms. The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used herein shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein.

(g) Contracts; Laws. Any Contract or Law defined or referred to herein means such Contract or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated.

(h)Persons. References to a Person are also to its successors and permitted assigns.

(i)Exhibits and Disclosure Schedules. The Exhibits to this Agreement and the Company Disclosure Schedule are hereby incorporated and made a part hereof. The Company may include in the Company Disclosure Schedule items that are not material in order to avoid any misunderstanding, and such inclusion, or any references to dollar amounts herein or in the Company Disclosure Schedule, shall not be deemed to be an acknowledgement or representation that such items are material, to establish any standard of materiality or to define further the meaning of such terms for purposes of this Agreement or otherwise. Any capitalized term used in any Exhibit or any Company Disclosure Schedule but not otherwise defined therein shall have the meaning given to such term herein.

(j)White River Hub. To the extent that this Agreement or any provision hereof requires the Company to cause any of its Subsidiaries to take or refrain from taking any action, the Company shall exercise any voting rights pursuant to the White River LLC Agreement (to the extent permitted by the terms thereof) in furtherance of causing White River Hub to take or refrain from taking any such action. For purposes of any representations and warranties made by the Company in Article III hereof with respect to a Subsidiary such representations and warranties shall be in all cases deemed to be made solely to the Knowledge of the Company with respect to White River Hub.

(k)Construction. Each of the parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

QUESTAR CORPORATION

By:	/s/ Ronald W. Jibson
Name: Ronald W. Jibson
Title: President and Chief Executive Officer

DIAMOND BEEHIVE CORP.

By:	/s/ David A. Christian
Name: David A. Christian
Title: President

DOMINION RESOURCES, INC.

By:	/s/ Thomas F. Farrell II
Name: Thomas F. Farrell II
Title: President and Chief Executive